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REGISTRANT'S NAME Catlin Group Limited

*CURRENT ADDRESS Cumberland House, 6th Floor
1 Victoria Street
Hamilton, Bermuda HM 11

PROCESSED
AUG 23 2004
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FILE NO. 82- 34808 FISCAL YEAR 12/31/03

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DAT: 8/20/04

Catlin Group Limited

Business Review 2003-2004

ARIS
12-31-03

82-34808

RECEIVED
2004 AUG 17 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CATLIN

Quality *n.* best describes the Catlin Group, its financial performance and its attitude towards client service.



The Catlin Group has adopted a forward-looking approach to business, a realistic and flexible approach to underwriting cycles and a firm commitment to gross underwriting profit. This has allowed Catlin to grow significantly and to generate consistent returns in excess of the Lloyd's market average for every closed year of account since 1988. In 2003, Catlin's net income amounted to US$127.0 million, and return on average equity was 22.1%.

Financial highlights



Gross premiums written (US$m)	
2001	434.3
2002	722.9
2003	**1,198.2**

Net premiums earned (US$m)	
2001	299.6
2002	381.1
2003	**844.9**

Net income (US$m)	
2001	(26.4)
2002	(11.7)
2003	**127.0**

Stockholders' equity (US$m)	
2001	54.8
2002	509.0
2003[1]	**638.6**

Loss ratio (%)	
2001	87.9
2002	80.8
2003	**50.3**

Combined ratio (%)	
2001	118.5
2002	113.8
2003	**86.9**

[1] Does not include capital raised in 2004 initial public offering

Classes *n.* the wide variety of different types of direct insurance and reinsurance written by the Catlin Group.

The 30 classes of business written by the Catlin Syndicate, Catlin Bermuda and Catlin UK consist of:

Aviation
Cargo
Casualty Reinsurance
Contingency
Energy
Equine and Livestock
Financial Institutions
General Liability
Marine and Aviation Reinsurance
Marine and Aviation War Risk
Marine and Energy Liability
Marine Hull
Medical Stop Loss Reinsurance
Motor Excess of Loss Reinsurance
Non-Marine Binding Authorities
Nuclear
Personal Accident
Political Risk and Terrorism
Professional Indemnity Insurance
Property Facultative
Property Reinsurance
Satellite
Specie
Structured Risk
Trade Credit
UK Commercial Crime
UK Commercial Property
UK Directors' and Officers' Liability
UK General Liability
UK Professional Indemnity

Chairman's statement

As the chairman of the Catlin Group I would like to welcome you to our 2003-2004 Business Review and to report on what has been a remarkably successful period for the Group.

The Group can take satisfaction in many achievements during this period, the foremost of which was the successful completion of an initial public offering of the Group's common shares on 6 April 2004. Catlin Group's shares now trade on the London Stock Exchange under the ticker symbol 'CGL'. US$200 million in new common shares were sold in the offering, while our existing investors also sold US$150 million of their shares. We received an excellent response from the institutions that we met during the IPO process, and we look forward to working with our investors, both old and new, to increase the value of their holdings.

The successful completion of the IPO would not have been feasible had it not been for the strong performance by the Group during 2003. Net income amounted to a record US$127.0 million, which equated to a 22.1% return on average equity. Gross premiums written also reached a new high, rising 66% to nearly US$1.2 billion. Both of the Group's underwriting platforms which were active during 2003 – the Catlin Syndicate and Catlin Bermuda – had highly successful years and contributed to our excellent results.

The Group's other achievements during 2003 and early 2004 include:

- The completion of the Group's three platform underwriting strategy with the establishment of Catlin UK (the UK Branch of Catlin Insurance Company Ltd.). Catlin UK allows the Catlin Group to enter the market for smaller to midsize UK commercial accounts, business that is not often placed at Lloyd's. The Catlin Group's unique three underwriting platform structure – the Catlin Syndicate, Catlin UK and Catlin Bermuda – gives Catlin access to three of the world's most important insurance markets: Lloyd's, Bermuda and the UK company market.

- The continued development of Catlin Bermuda. Catlin Insurance Company Ltd. of Bermuda began underwriting reinsurance for Catlin-managed Lloyd's syndicates in 2002. In 2003 Catlin Bermuda began writing third-party risks, specialising in property and casualty reinsurance. In 2004 Catlin Bermuda is increasing the amount of direct business it writes, bolstered by its ability to write direct insurance on a surplus lines basis in 40 US states and jurisdictions.

- A significant strengthening of our management capabilities. During 2003 and early 2004, we have recruited strong individuals to fill key roles in our growing company, including Group chief financial officer, Group chief risk officer and chief executives for Catlin Bermuda and Catlin UK. We have also strengthened our underwriting team as well as all areas of our support staff: claims, finance, actuarial and administration.

Stephen Catlin, chief executive of the Catlin Group, reports in more detail on these and other achievements on page 6, and Chris Stooke, Group chief financial officer, analyses the company's results in his Financial Review on page 16. Also included in this Business Review are condensed financial statements for Catlin Group Limited, Catlin Insurance Company Ltd. and Syndicate 2003 at Lloyd's.



The Catlin Group has grown rapidly during the past several years, taking advantage of the excellent market conditions that have existed in nearly all classes of business. This growth has produced outstanding financial results. The growth of the Catlin Group has also tested the capabilities of our employees, but I am happy to report that they have responded admirably to this challenge under Stephen Catlin's able leadership. I would like to thank them for their hard work during the past year.

The Catlin Group has the structure and the vision to assume a leading position in the international insurance and reinsurance market. I believe that the Group's core operating principles – which include putting underwriting profitability ahead of growth and striving to provide the best possible service to clients and their brokers – will allow us to provide the foundation for continued success.

Sir Graham Hearne Chairman 20 May 2004

Left: Sir Graham Hearne Chairman
Right: Stephen Catlin Chief Executive

Chief Executive's review



Catlin Group Limited concluded another successful and exciting year in 2003. The Group's premium volume increased by 66% to US$1.2 billion. Net income amounted to US$127.0 million, compared with a loss of US$11.7 million the previous year. Return on average equity amounted to 22.1%.The Group's combined ratio was 86.9%, compared with 113.8% the previous year.

Catlin Group Limited	2003 $m	2002 $m
Gross premiums written	1,198.2	722.9
Net income/(loss)	127.0	(11.7)
Return on average equity	22.1%	(4.2%)
Combined ratio	86.9%	113.8%
Stockholders' equity[1]	638.6	509.0

[1]Does not include capital raised in 2004 initial public offering.

While 2003 was a very successful year for the Group from a purely financial perspective, it was also a very exciting year for a variety of reasons. We made substantial progress in building an infrastructure that we believe will benefit both shareholders and policyholders by establishing a UK branch of our Bermuda-based underwriting subsidiary. We strengthened our management, underwriting and support teams through the addition of highly qualified individuals. We expanded our product offerings, entering new classes of business in both London and Bermuda and increasing our capabilities in other classes.

The excitement has continued in 2004 with the Catlin Group's initial public offering of common shares. Unconditional trading in Catlin shares began on the London Stock Exchange on 6 April. Not only did the IPO raise US$200 million in new capital for the Group prior to expenses, but we also believe that public ownership will benefit the Catlin Group for years to come, raising our public profile and allowing us easier access to the capital markets.

Outstanding *adj.* Catlin Group's financial performance during 2003.

Our Strategy Our corporate structure, which now includes three underwriting platforms, gives the Catlin Group the opportunity to underwrite diverse books of business in three of the world's largest insurance marketplaces:

- **The Catlin Syndicate** (Syndicate 2003 at Lloyd's), which is our largest underwriting platform and our historic base. The Catlin Syndicate is one of the 10 largest at Lloyd's in 2004 in terms of premium capacity. Together with predecessor Syndicate 1003, the Catlin Syndicate has outperformed the Lloyd's market as a whole for every closed year of account since 1988, as measured by return on allocated capacity on a Lloyd's accounting basis.

- **Catlin Bermuda** (Catlin Insurance Company Ltd.), which began underwriting in 2002. Catlin Bermuda was established to allow the Catlin Group access to the dynamic Bermuda insurance and reinsurance marketplace and to further our strategy of working as closely as possible with policyholders and their brokers.

- **Catlin UK** (the UK Branch of Catlin Insurance Company Ltd.), which began underwriting with effect from 1 January 2004. The formation of Catlin UK, which was approved late last year by the UK Financial Services Authority, allows the Catlin Group to participate in the UK company market, targeting smaller to medium size commercial accounts. As these policyholders generally do not purchase insurance at Lloyd's, the establishment of Catlin UK represents exciting new opportunities for the Group.

Not only did the IPO raise US$200 million in new capital for the Group prior to expenses, we believe public ownership will benefit the Catlin Group for years to come, raising our public profile and allowing us easier access to the capital markets.



We believe that our three platform structure will provide the Group with considerable scope for earnings growth and a high degree of capital flexibility. This structure also offers sizeable advantages to policyholders, as the Catlin Group can underwrite business through the platform that best suits a policyholder's individual needs, rather than simply offering just one underwriting alternative.

While we operate three underwriting platforms, we operate as a single Group, not as different companies in different domiciles. As part of this Group mentality, we seek in our underwriting to anticipate future market trends rather than simply react to current underwriting conditions. The Group strives to increase its premium volume during periods of favourable rates and conditions, such as in 2003. During less favourable periods we continue to focus on underwriting profits, not market share. Overall, we wish to produce long-term, sustainable earnings across underwriting cycles rather than growth for growth's sake.

In addition, we take the view that individual classes of business have individual underwriting cycles. Because we underwrite a diversified book of 30 classes of business, we can attempt to profit from specific underwriting opportunities that are available to us even when general market conditions are adverse.

Catlin Syndicate The Catlin Syndicate, managed by Catlin Underwriting Agencies Limited (CUAL), is the ninth largest at Lloyd's based on initial 2004 premium capacity of £500 million (US$895 million). In addition, Lloyd's has granted permission to the syndicate to place a 10% qualifying quota share (QQS) reinsurance with Catlin Bermuda, effectively increasing the syndicate's capacity by an additional £50 million (US$89.5 million).

During 2003, the Catlin Syndicate underwrote gross premiums of US$1.1 billion on a US GAAP basis, an increase of 61% compared with 2002. Premium volume increased for nearly all classes of business written, direct insurance or reinsurance. This was due both to increased business flows, increased market

Catlin Syndicate gross premiums written (US$m)*

Year	US$m
2001	434
2002	707
2003	1,141

*US GAAP basis; before intra-Group reinsurance elimination

Anticipate *v.* the ability to foresee future market trends, rather than simply react to current conditions.

share and higher rates. Premium volume was also increased in 2003 after the Catlin Group purchased the entire capacity of Syndicate 1003 at the end of 2002. This capacity, which had been supplied by Lloyd's Names and other third party capital providers, was allocated to Syndicate 2003 for the 2003 year of account.

Rates and conditions for all lines of business underwritten by the Catlin Syndicate remained strong during 2003, with casualty lines particularly benefiting from substantial rate increases.

Under Lloyd's three year syndicate accounting rules, the 2001 year of account for syndicates 1003 and 2003 was closed at the end of 2003 with an aggregate loss of 14.6% of capacity. The loss primarily stemmed from the large catastrophe losses impacting the 2001 year of account, the deterioration of prior year results and the decision to strengthen reserves for legal expense insurance contracts underwritten during that year. Despite the loss, the Catlin syndicates outperformed the Lloyd's market average for the 2001 year of account for the 14th consecutive year.

Catlin Bermuda Catlin Bermuda began reinsuring Catlin-managed Lloyd's syndicates in November 2002 and commenced writing third party business in 2003. For 2003, gross premium written by Catlin Bermuda amounted to US$258 million, an increase of 177% compared with 2002. Of the 2003 gross premium written, US$56 million was third-party business.

The establishment of Catlin Bermuda allows the Catlin Group to participate in the dynamic Bermudian insurance and reinsurance marketplace and allows the Group to work as closely as possible with clients and brokers who place portions of their insurance and reinsurance programmes in Bermuda. Catlin Bermuda does not compete with the Catlin Syndicate at Lloyd's, but rather complements it by specialising in lines of coverage that are commonly underwritten in Bermuda.

The Group strives to increase premium volume during periods of favourable rates and conditions, such as during 2003. During less favourable periods we continue to focus on underwriting profits, not market share. Overall, we wish to produce long-term, sustainable earnings across underwriting cycles.



Catlin plans to continue to be one of the major participants in the Lloyd's market. However, we also hope to expand Catlin Bermuda and Catlin UK significantly over the next several years.

Catlin Bermuda underwrites property treaty reinsurance, casualty treaty reinsurance, medical stop loss reinsurance and structured risk coverages. Catlin Bermuda also underwrites medical malpractice insurance for US physicians and medical groups through a binding authority agreement with the Houston office of Catlin US. Catlin Bermuda also insures small commercial property risks, personal lines coverages and auto physical damage coverages, primarily in the US, through binding authorities with carefully selected managing general agents.

During the past year, Catlin Bermuda has received approval to write surplus lines business in more than 40 US states and jurisdictions, with approvals from other states currently pending.

Catlin UK Catlin UK was established to complement the other Catlin underwriting platforms by focusing on smaller to medium size UK commercial clients which typically do not purchase their insurance at Lloyd's. Through a network of regional insurance brokers, Catlin UK offers a broad spectrum of insurance to UK clients, including commercial property, general liability, professional indemnity, directors' and officers' liability, and commercial crime coverages. The Catlin offices in Glasgow, Leeds and Derby also write coverage on behalf of Catlin UK.

Catlin UK aims to offer UK commercial clients specialist expertise and services not always found in the London market, combining that specialty focus with Catlin's reputation for underwriting judgment, customer service and financial strength.

Catlin UK also writes a wide variety of other classes of business in parallel with the Catlin Syndicate at Lloyd's.

Performance *n.* the longstanding record of Catlin-managed syndicates of outperforming the Lloyd's market average.

Business Segments For financial reporting purposes, the Group has divided its business into four segments:

- **Lloyd's Direct** comprises direct insurance business underwritten by the Catlin Syndicate.
- **Lloyd's Reinsurance** comprises reinsurance business underwritten by the Catlin Syndicate.
- **Corporate Direct** encompasses the direct insurance business underwritten by Catlin Bermuda and Catlin UK.
- **Corporate Reinsurance** consists of reinsurance business underwritten by Catlin Bermuda and Catlin UK. This includes intra-segment reinsurance assumed by Catlin Bermuda from the Catlin Syndicate.

The low level of premiums written during 2003 by the Corporate Direct segment reflects the fact that Catlin UK did not begin underwriting business until 1 January 2004 and that Catlin Bermuda did not receive approval to write US direct business on a surplus lines basis in most states until the fourth quarter of 2003.

A large majority of the Catlin Group's gross premiums was written by the Catlin Syndicate in 2003, and Catlin plans to continue to be one of the major participants in the Lloyd's market. However, we also hope to expand Catlin Bermuda and Catlin UK significantly over the next several years. Subject to future regulatory, market and business conditions, we believe that approximately 50% of the Group's gross premiums will be written by the 'Corporate' segments (Catlin Bermuda and Catlin UK) by the end of 2007.

Premiums written and earned in 2003	Gross premiums written US$(000)	Net premiums earned US$(000)
Lloyd's Direct	906,250	528,340
Lloyd's Reinsurance	234,991	152,268
Corporate Direct	4,359	2,337
Corporate Reinsurance	253,683	162,002
Intra-segment reinsurance	(201,069)	–
	1,198,214	844,947

A

Ratings A.M. Best in April 2004 reaffirmed the financial strength ratings of both Syndicate 2003 at Lloyd's and Catlin Insurance Company Ltd. as 'A' (Excellent). The rating assigned to Catlin Insurance Company Ltd. is shared by both Catlin Bermuda and Catlin UK.

The 'A' Best ratings for the Catlin Syndicate, Catlin Bermuda and Catlin UK represent a significant competitive advantage for all three Catlin Group underwriting platforms. The Catlin Syndicate's financial strength rating is higher than the overall rating of 'A'- (Excellent) assigned to the Lloyd's market by A.M. Best. In addition, the 'A' rating for Catlin Bermuda and Catlin UK is superior to many of their competitors.

We believe that all three Catlin underwriting platforms offer excellent financial security to policyholders and their brokers.

Local Offices Our underwriting structure is supplemented by the Group's network of wholly owned local offices, whose purpose is to work closely with local retail brokers to provide the underwriting platforms with flows of high quality business that would otherwise be placed in local markets. These offices also strengthen our relationships with clients and brokers in specific regions.

In late 2003, we established an office in Cologne which underwrites cash in transit and other German specie business under a binding authority agreement with the Catlin Syndicate. Also during 2003 we established satellite offices in Leeds and Derby in the UK, which together with our Glasgow office serve as important sources of business for Catlin UK. In the spring of 2004, we have established a representative office in Australia, which is our initial presence in that important market.

We believe that all three Catlin underwriting platforms offer excellent financial security to policyholders and their brokers.

Excellent *adj.* the financial security offered to clients by Catlin Syndicate, Catlin Bermuda and Catlin UK, all of which have an 'A' rating from A.M. Best.

Other Catlin offices are Catlin US in Houston and New Orleans, Catlin Singapore and Catlin Malaysia. The Houston office of Catlin US underwrites specialty coverages, including energy business, under a binding authority agreement with the Catlin Syndicate, while it underwrites medical malpractice coverages under a binding authority agreement with Catlin Bermuda and the Catlin Syndicate. The New Orleans office underwrites property risks under a binding authority agreement with Catlin Bermuda and the Catlin Syndicate.

The principal focus of Catlin Singapore is underwriting marine and non-marine insurance and reinsurance under a binding authority agreement with the Catlin Syndicate and other Lloyd's syndicates. Among the classes of business underwritten from Singapore are marine, aviation and transport, terrorism, property, and casualty insurance and reinsurance. Catlin Malaysia, which is registered in Labuan but with a representative office in Kuala Lumpur, serves as an underwriting office for the Catlin Group and writes various classes of business.

Employees The Catlin Group employed 228 people at 31 December 2003. Staff size increased by nearly 33% last year; the number of employees in Bermuda more than doubled.

Among those joining Catlin during 2003 were four high-level additions to the Group's management team.

- Chris Stooke joined Catlin as Group chief financial officer. Chris, who had been a senior partner with PricewaterhouseCoopers' insurance practice, provides the Group with strong financial leadership.
- Graham Pewter joined Catlin as president and chief executive of Catlin Bermuda. Graham previously worked in management positions in the Bermuda market for more than 20 years, most recently as president and CEO of Commercial Risk Partners Limited.

Catlin Group employees*	
2001	109
2002	172
2003	228

*As at 31 December



- Janet Nelson joined the Group as its first chief risk officer, responsible for capital modelling, internal audit and other specific measures to evaluate and address risk throughout the organisation. Janet was previously an executive with The St Paul Companies Inc, where she held a variety of positions, including chief risk officer, in her 25 years there.

- Andreas Loucaides joined us at the end of the year as chief executive of Catlin UK. Andreas most recently had been chief executive of PRI Group plc, a London-based insurer which specialised in UK professional indemnity insurance and which was acquired by a larger company in 2003.

Other key additions to the Catlin management team during the past year include:

- Nick Sinfield, head of claims for the Group, based in London;
- Jim Burcke, Group head of communications, based in London;
- Glenn Campbell, chief financial officer of Catlin Bermuda and Catlin UK, based in Bermuda;
- Barry McDonald, Group treasurer and chief investment officer, based in Bermuda;
- Heather McKinlay, Group controller, based in London;
- Lorraine Mullins, Group compliance officer, based in London;
- William Spurgin, Group head of investor relations, based in London;
- Matt Goodwin, Group head of tax, based in London; and
- Richard Clapham, underwriting director of Catlin UK, based in London.

We have retained an open and transparent culture which gives underwriters and other key employees significant responsibility for business decisions.

Culture *n*. the open and transparent environment in which Catlin employees work.

During 2003, I was succeeded as active underwriter of the Catlin Syndicate by Paul Brand, the Group's chief underwriting officer, who has been with Catlin for 17 years. Paul Jardine, who joined the Group in 2001 and who was appointed chief executive of CUAL in March 2003, assumed the additional role of chief operating officer for the Group in February 2004.

Conclusion As the Catlin Group has grown from a Lloyd's syndicate which wrote $6 million in gross premiums in 1985 to an international insurance and reinsurance group which wrote $1.2 billion in gross premiums in 2003, we have retained an open and transparent culture which gives underwriters and other key employees significant responsibility for business decisions. This culture is supported by a comprehensive control framework which allows the Group to monitor effectively the decisions made by employees.

The Catlin Group is fundamentally a people oriented business, and our growth and success during the past year are primarily the result of the outstanding work of our employees. We believe that we have one of the best underwriting teams in the business; in the past year, our underwriters have proven it, ably supported by employees in a wide variety of disciplines. I thank them for their hard work and good spirit, and I am looking forward to working with them in pursuit of continued success.

Stephen Catlin Chief Executive 20 May 2004

The Catlin Group is fundamentally a people oriented business, and our growth and success during the past year are primarily the result of the outstanding work of our employees.

Financial review

The Catlin Group during 2003 was able to exploit favourable market conditions to report strong profits.

Financial Highlights	2003 US$m	2002 US$m	% change
Gross premiums written	**1,198.2**	722.9	65.7%
Net premiums written	**1,085.1**	596.3	82.0%
Net provisions earned	**844.9**	382.1	121.1%
Combined ratio	**86.9%**	113.8%	26.9pts
Net income/(loss)	**127.0**	(11.7)	–
Total assets	**2,392.5**	1,730.3	38.3%
Total stockholders' equity	**638.6**	509.0	25.5%
Return on average equity	**22.1%**	(4.2%)	–

The Group's performance was aided by the acquisition by the Catlin Syndicate of the residual capacity of Syndicate 1003 at the end of 2002 and the successful development of Catlin Bermuda. Of the US$1.2 billion in gross premiums written by the Group during the year, approximately 50% remained unearned at year end and thus provides a strong foundation for 2004.

The combined ratio is stated after taking into consideration reserve strengthening for the legal expenses class of business (which was not underwritten after 2002); this reserve strengthening contributed approximately 4 percentage points to the combined ratio. Furthermore, we express our expense ratio with reference to net premiums earned. If the expense ratio were to be calculated with reference to net premiums written, consistent with some of our UK peers, the combined ratio would be 79% for 2003 because of the significant growth in written premium during the year.

The Group's reinsurance cost, expressed as a percentage of gross premiums written, has continued to decrease, falling from 31% in 2001 to 18% in 2002 and 9% in 2003. The majority of the reinsurance purchased by the Group covers the Catlin Syndicate, Catlin Bermuda and Catlin UK. We continue to monitor closely the quality and spread of reinsurance security and do not use any reinsurer with an A.M. Best rating lower than A-.

Return on average equity, which amounted to 22.1% in 2003, has been achieved against a balance sheet of significant strength and quality to allow the Group to maintain an 'A' (Excellent) rating from A.M. Best for both our corporate and syndicate platforms.



Investment Portfolio Cash Flow and Gearing The Group's investment portfolio continues to contain no equity or hedge fund exposure and is constituted as illustrated at the right.

	2003 US$m	2002 US$m
Fixed maturities	**756**	169
Short term investments	**153**	75
Cash and cash equivalents	**325**	524
Investments in associate	**3**	3
	1,237	771

During the past year, following a portfolio review and tender process, we selected new investment managers. We also recruited a Group treasurer and chief investment officer. We intend to continue to maintain a conservative approach to investments, striving for economic matching by currency and duration.

Net cash flow during 2003 was very strong with positive operating cash flows amounting to US$339 million. We drew down US$50 million of a US$100 million revolving credit facility during the year, and this amount remains outstanding at the year end. This item represents the whole amount of the gearing on the Group's balance sheet. Additionally we have used a letter of credit, amounting to US$182 million, provided by a consortium of three banks to provide part of the funds at Lloyd's which support the underwriting of the Catlin Syndicate.

Capitalisation The majority of the Group's capital, supplemented by the US$50 million drawn on the revolving credit facility discussed above, continues to be used to capitalise Catlin Insurance Company Ltd. of Bermuda and its UK Branch (Catlin Bermuda and Catlin UK). In April 2004, the Group completed a global offer of new common shares, which has raised an additional US$182 million, net of expenses. This capital injection has given the Group sufficient economic capital to meet its business plans for the foreseeable future and leaves the Catlin Group well placed to continue to exploit market opportunities as they arise.

Chris Stooke Chief Financial Officer 20 May 2004

Catlin Group Limited Board of Directors

Sir Graham Hearne Chairman
Sir Graham Hearne was appointed chairman of Catlin in February 2003. He was chairman of Enterprise Oil plc from 1991 until 2002, having joined as chief executive in 1984. He practised as a lawyer at Pinsent & Co, Herbert Smith & Co and Fried, Frank, Harris, Shriver & Jacobson in New York.

He served with the Industrial Reorganisation Corporation before joining NM Rothschild & Sons Ltd., where he remains a non-executive director. He has also served as finance director of Courtaulds Limited, chief executive of Tricentrol plc and group managing director of Carless, Capel & Leonard plc. He is currently non-executive chairman of Braemar Seascope Group plc and Novar plc and deputy chairman of Gallaher Group plc. He was High Sheriff of Greater London in 1995 and 1996. (Age 66)

Stephen Catlin Chief Executive and Deputy Chairman
Stephen Catlin began his insurance career in 1973 joining BL Evens & Others on Syndicate 264 at Lloyd's. In 1982 he became deputy underwriter, specialising in the excess of loss and energy accounts where he was supported as a market leader.

He founded Catlin Underwriting Agencies Limited in 1984 and was the active underwriter of Syndicate 1003 and later Syndicate 2003 until May 2003. He is currently a member of both the Council of Lloyd's and the Lloyd's Franchise Board. From September 1996 to January 2002, he was the Lloyd's nominated Director of Equitas Holdings Limited. He served as chairman of the Lloyd's Market Association, the trade association representing the interests of Lloyd's underwriters and underwriting agents, from May 2000 until January 2003. During 2001 he helped plan the restructuring of Lloyd's as a member of the Chairman's Strategy Group. (Age 49)

Christopher Stooke Chief Financial Officer
Christopher Stooke joined the Group in March 2003 after a 24-year career with Price Waterhouse and PricewaterhouseCoopers, where he was a partner from 1990.

He specialised in financial services, particularly insurance, and dealt with a wide range of audit and advisory assignments including mergers, acquisitions, listings and demutualisations, working with companies listed in the UK, US and the European markets. In addition to client work, he held a number of management roles with PricewaterhouseCoopers in both the London and Zurich offices. He is a Fellow of the Institute of Chartered Accountants in England and Wales. (Age 47)

Alan Bossin Non-Executive Director
Alan Bossin was appointed non-executive director of Catlin in March 2004. He is also counsel to Appleby Spurling Hunter, Barristers & Attorneys, of Hamilton, Bermuda, which he joined in 1999. He was previously at the Toronto insurance law firm of Blaney McMurty.

He commenced his legal career with the Toronto firm of Gilbert, Wright & Flaherty, practising insurance defence litigation. In 1983, he joined the Insurance Bureau of Canada as counsel. From 1987 to 1997, he was senior vice president and Canadian general counsel with the global insurance broker Johnson & Higgins. He was admitted to the Bar of Ontario in 1980 and the Bar of Bermuda in 1999. (Age 51)

Michael Crall Non-Executive Director
Michael Crall was appointed non-executive director of Catlin in October 2003. He was previously chief executive of Equitas Holdings Limited and continues to be a non-executive director of that company.

Before being selected as Equitas' first chief executive, Michael Crall was president and chief executive officer of Argonaut Insurance Company, a US insurer specialising in casualty classes of business. He began his insurance career with Insurance Company of North America, later CIGNA Corporation, where he held a number of executive posts in the US, Paris and Brussels. (Age 60)

Michael Eisenson Non-Executive Director
Michael Eisenson was appointed non-executive director of Catlin in November 2002. He is also managing director and chief executive officer of Charlesbank Capital Partners LLC, a Boston-based private equity firm.

Prior to co-founding Charlesbank in July 1998, he was the president of Harvard Private Capital Group, the private equity and real estate investment unit of Harvard Management Company. Before joining Harvard Management in 1986, he was with The Boston Consulting Group, a corporate strategy consulting firm. He serves on the boards of several public companies, including Universal Technical Institute and United Auto Group, as well as several privately held portfolio companies. (Age 48)

Mark Gormley Non-Executive Director
Mark Gormley was appointed non-executive director of Catlin in July 2002. He is also senior vice president and director of Capital Z Management LLC & Affiliates, a $4.5 billion private equity firm. Until 1998, he was a managing director in the Investment Banking Division at Donaldson, Lufkin & Jenrette, specialising in the insurance and asset management industries.

Prior to joining DLJ in 1989, he was a founder and a member of the Insurance Investment Banking Group of Merrill Lynch. Prior to joining the Insurance Group at Merrill Lynch in 1985, he worked with Fortune 500 companies on finance and merger and acquisition assignments for Merrill Lynch. He currently serves on the board of directors of a number of public and private companies, including Infotel, Informacion y Telecommunicaciones SA, British Marine Managers Limited and Authoria Inc. (Age 45)

Richard Haverland Non-Executive Director
Richard Haverland was appointed non-executive director of Catlin in October 2003. He served as chairman, president and chief executive officer of Highlands Insurance Group Inc. in Houston, Texas, from 1996 until his retirement in 1999.

He also was a partner and consultant with Insurance Partners, a private equity fund which concentrated on the insurance and health care sectors; vice chairman and chairman-elect of Continental Corporation; executive vice president of American Premier Underwriters Inc.; executive vice president of Great American Insurance Company; and president and chief operating officer of The Progressive Company. (Age 63)

Michael Hepher Non-Executive Director
Michael Hepher was appointed non-executive director of Catlin in October 2003. He is currently chairman of Telecity plc, an IT services firm, and Lane, Clark & Peacock LLP, a firm of consulting actuaries. He is also a non-executive director of Kingfisher plc and Canada Life Capital Corporation and Canada Life Group (UK) Ltd. He was formerly chairman and chief executive officer of Charterhouse plc and group managing director of British Telecommunications plc.

He served as chairman and chief executive of Abbey Life Group plc and subsequently Lloyd's Abbey Life plc for 12 years. He also has served as president and chief executive officer of Maritime Life Assurance Company of Canada and chief actuary of Commercial Life Assurance Company of Canada. He is a Fellow of the Institute of Actuaries. (Age 60)

John Marion Non-Executive Director
John Marion was appointed non-executive director of Catlin in March 2004. He is also president and managing director of Western General Insurance Ltd. and affiliates ('Western Group'), a Bermuda-based reinsurance company, a position he has held since 1986.

Prior to joining Western Group, he served as assistant vice president of International Risk Management Ltd. (Bermuda) from 1981 to 1986. He currently serves on the board of directors of Max Re Capital Ltd., as well as on the boards of several privately held companies domiciled in Bermuda. He is a Chartered Accountant, admitted to the Canadian and Alberta Institute and to the Bermuda Institute. In addition, he is a Chartered Financial Analyst. (Age 51)

Nicholas Paumgarten Non-Executive Director
Nicholas Paumgarten served as interim chairman of Catlin from July 2002 until February 2003, and was appointed non-executive director of the Company in July 2002.

He is a managing director of J.P. Morgan Chase & Co and chairman of Corsair II, L.L.C., the general partner of J.P. Morgan Corsair II Capital Partners, L.P., a $1 billion investment partnership. Since he joined J.P. Morgan in 1992, in addition to Corsair, he has been chairman of a previous partnership, and head of the Financial Institutions Group and the Mergers and Acquisitions Group for the Americas. He is also a director of CompuCredit Corporation, Post Properties Inc. and The E.W. Scripps Company. (Age 59)

William Spiegel Non-Executive Director
William Spiegel was appointed non-executive director of Catlin in July 2002. He is a managing director of Cypress Advisors Inc., which manages over $3.5 billion in private equity funds. He currently leads Cypress' efforts in the financial services and healthcare industries.

Prior to joining Cypress when it was formed in 1994, he was a member of the Merchant Banking Group at Lehman Brothers. He is also a director of Cinemark Inc., FGIC Corporation, MedPointe Inc. and Montpelier Re Holdings Ltd. (Age 41)

Introduction to financial statements

To provide further detail on the Group's financial position and performance, the following pages contain:

- consolidated condensed financial information for Catlin Group Limited, including the consolidated condensed balance sheets; consolidated condensed statements of operations, of stockholders' equity and accumulated other comprehensive income and of cash flows; and the consolidated condensed notes to the accounts;

- condensed financial information for Catlin Insurance Company Ltd., including the condensed balance sheets; condensed statements of operations, of stockholder's equity and accumulated other comprehensive income and of cash flows; and the condensed notes to the accounts; and

- condensed financial information for Syndicate 2003 at Lloyd's, including the condensed underwriting accounts, the condensed balance sheet and the condensed notes to the accounts.

Catlin Group Limited (CGL) The condensed financial information for CGL covers 2003 and 2002 and has been extracted from the consolidated financial statements of CGL, which are prepared in accordance with accounting principles generally accepted in the United States of America. All amounts are expressed in US dollars.

The CGL condensed financial information begins on page 22, preceded by the report of the independent accountants.

Catlin Insurance Company Ltd. (CICL) The condensed financial information for CICL coves 2003 and 2002 and has been extracted from the financial statements of CICL, which are prepared in accordance with accounting principles generally accepted in the United States of America. All amounts are expressed in US dollars.

The CICL condensed financial information begins on page 37, preceded by the report of the independent accountants.

Syndicate 2003 Catlin Group Limited supplies the entire capacity of Syndicate 2003, which is managed by Catlin Underwriting Agencies Limited, a subsidiary of CGL. CUAL also manages Syndicate 1003, whose capacity was provided by individual Lloyd's Names and other capital providers. Syndicate 1003 ceased underwriting at the end of 2002 when its capacity was acquired by the Catlin Group and transferred to Syndicate 2003.

Condensed financial information for Syndicate 2003 is presented here to show the Lloyd's underwriting activities. This condensed financial information has been extracted from the annual report and the syndicate accounts of Syndicate 2003, which are prepared in accordance with Lloyd's Syndicate Accounting Rules. All amounts are expressed in sterling.

The Syndicate 2003 condensed financial information begins on page 50, preceded by the report of the independent accountants.

Report of the independent accountants

To the Board of Directors and the stockholders of Catlin Group Limited

We have reviewed the consolidated condensed financial information of Catlin Group Limited which comprises the consolidated condensed balance sheets, consolidated condensed statements of operations, shareholders' equity and accumulated other comprehensive income, and of cash flows, and the notes to the consolidated condensed financial statements, and which has prepared in accordance with the basis described in Note 1.

Our audit opinion on the annual report and audited accounts of Catlin Group Limited for the years ended December 31, 2003 and 2002, was prepared for and only for the shareholders of Catlin Group Limited and for no other purpose. The scope of our work for the purpose of this report did not include consideration of any events or information after the date of our report (March 4, 2004) on the audited financial statements. We do not, in giving that audit opinion, accept or assume responsibility for any other purpose or to any other person to whom that report or this report is shown or in whose hand they may come, save where expressly agreed by our prior consent in writing. Furthermore, we do not accept or assume responsibility, whether in contract, tort (including negligence) or otherwise, to any third party in respect of this condensed financial information.

In our opinion, the condensed consolidated financial information of Catlin Group Limited has been properly prepared in accordance with the basis described in Note 1.

PricewaterhouseCoopers
Bermuda
20 May 2004

Consolidated condensed balance sheets

Catlin Group Limited

As at December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Assets		
Investments		
Fixed maturities, available-for-sale		
(amortized cost 2003: $750,051; 2002: $166,816)	755,905	169,284
Short-term investments	153,101	74,830
Cash and cash equivalents	325,667	523,536
Investment in associate	2,542	2,854
Total investments	1,237,215	770,504
Accrued investment income	9,281	4,239
Premiums and other receivables	472,706	324,071
Reinsurance recoverable (net of allowance of 2003: $9,097; 2002: $7,476)	287,165	277,921
Deposit with reinsurer	94,470	109,200
Reinsurers' share of unearned premiums	38,287	59,225
Deferred acquisition costs	130,185	64,372
Intangible assets and goodwill (accumulated amortization 2003: $23,257; 2002: $17,779)	70,531	66,538
Deferred tax asset	7,082	28,925
Other assets	45,542	25,278
Total assets	2,392,464	1,730,273
Liabilities and Stockholders' Equity		
Liabilities:		
Unpaid losses and loss expenses	962,535	695,168
Unearned premiums	612,325	375,952
Deferred gain	29,089	34,514
Reinsurance payable	43,520	65,081
Notes payable	50,107	30
Accounts payable and other liabilities	56,251	50,541
Total liabilities	1,753,827	1,221,286

The accompanying notes are an integral part of the consolidated condensed financial statements.

Consolidated condensed balance sheets (cont.)

Catlin Group Limited

As at December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003	2002
Commitments and Contingencies		
Stockholders' Equity:		
Class A cumulative convertible preference shares, par value $0.0001 Authorized 110,000,000; Issued and outstanding 15,000,000 (2002: 65,000,000)	$2	$7
Class B-1 cumulative convertible preference shares, par value $0.0001 Authorized 470,000,000; Issued and outstanding 457,000,000 (2002: 457,000,000)	46	46
Class B-2 cumulative convertible preference shares, par value $0.0001 Authorized, issued and outstanding 25,000,000 (2002: 25,000,000)	2	2
Ordinary common shares, par value $0.0001 Authorized 300,000,000; issued and outstanding 75,109,082 (2002: 75,000,000)	8	7
Additional paid-in capital	533,276	530,304
Accumulated other comprehensive (loss)	(1,406)	(1,075)
Retained income/(deficit)	106,709	(20,304)
Total stockholders' equity	638,637	508,987
Total liabilities and stockholders' equity	$2,392,464	$1,730,273

Approved by the Board of Directors on March 12, 2004

The accompanying notes are an integral part of the consolidated condensed financial statements.

Consolidated condensed statements of operations

Catlin Group Limited

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Revenues		
Gross premiums written	1,198,214	722,858
Reinsurance premiums ceded	(113,080)	(126,618)
Net premiums written	1,085,134	596,240
Change in unearned premiums	(240,187)	(214,176)
Net premiums earned	844,947	382,064
Net investment income	23,796	18,187
Net realized gains/(losses) on investments	1,151	(1,096)
Net realized gains on foreign currency exchange	10,024	6,728
Other income	52	326
Total revenues	879,970	406,209
Expenses		
Losses and loss expenses	424,625	308,623
Policy acquisition costs	250,111	100,494
Administrative expenses	43,674	17,626
Other expenses	15,210	7,798
Total expenses	733,620	434,541
Income/(loss) before income tax charge	146,350	(28,332)
Income tax (charge)/benefit	(19,337)	16,628
Net income/(loss)	127,013	(11,704)

The accompanying notes are an integral part of the consolidated condensed financial statements.

Consolidated condensed statements of changes in stockholders' equity and accumulated other comprehensive income

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	Common Stock $000	Preference Shares $000	Additional Paid-in Capital $000	Retained Earnings (Deficit) $000	Accumulated Other Comprehensive Income (Loss) $000	Total Stockholders' Equity $000
Balance January 1, 2002	13	–	67,247	(8,600)	(3,824)	54,836
Comprehensive loss:						
Net loss	–	–	–	(11,704)	–	(11,704)
Other comprehensive income	–	–	–	–	2,749	2,749
Total comprehensive loss	–	–	–	(11,704)	2,749	(8,955)
Common stock cancelled	(13)	–	–	–	–	(13)
Common stock issued	7	–	–	–	–	7
Preference shares issued	–	55	443,860	–	–	443,915
Warrants issued	–	–	18,502	–	–	18,502
Stock option scheme expense	–	–	695	–	–	695
Beneficial conversion feature issued	–	–	46,621	–	–	46,621
Beneficial conversion feature charged	–	–	(46,621)	–	–	(46,621)
Balance December 31, 2002	7	55	530,304	(20,304)	(1,075)	508,987
Comprehensive income:						
Net income	–	–	–	127,013	–	127,013
Other comprehensive loss	–	–	–	–	(331)	(331)
Total comprehensive income	–	–	–	127,013	(331)	126,682
Stock option scheme expense	–	–	1,859	–	–	1,859
Stock options exercised	1	–	1,108	–	–	1,109
Change in shareholdings	–	(5)	5	–	–	–
Balance December 31, 2003	8	50	533,276	106,709	(1,406)	638,637

The accompanying notes are an integral part of the consolidated condensed financial statements.

Consolidated condensed statements of cash flows

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Cash flows provided by operating activities		
Net income/(loss)	127,013	(11,704)
Adjustments to reconcile net income/(loss) to net cash provided by operations		
Amortization and depreciation	7,297	2,692
Amortization of discounts of fixed maturities	(2,324)	2,385
Net realized (gains)/losses on investments	(1,151)	1,096
Unpaid losses and loss expenses	175,637	39,163
Unearned premiums	181,247	158,946
Premiums and other receivables	(112,787)	(125,430)
Deferred acquisition costs	(54,362)	(21,234)
Reinsurance payable	(21,081)	(64,215)
Reinsurance recoverable	19,999	76,006
Reinsurers' share of unearned premiums	25,251	36,897
Deferred gain	(8,506)	(1,995)
Accounts payable and other liabilities	1,048	22,059
Deferred tax asset	22,973	(16,786)
Other	(21,237)	(13,783)
Net cash flows provided by operating activities	339,017	84,097
Cash flows used in investing activities		
Purchases of fixed maturities	(2,870,999)	(207,763)
Purchases of short-term investments	(152,715)	(75,518)
Proceeds from sales of fixed maturities	2,220,879	131,811
Proceeds from maturities of fixed maturities	75,466	64,285
Proceeds from sales of short-term investments	74,561	35,066
Purchase of intangible assets	(546)	(50,959)
Purchases of property and equipment	(10,810)	(3,120)
Proceeds from sales of property and equipment	185	55
Net cash flows used in investing activities	(663,979)	(106,143)
Cash flows provided by financing activities		
Proceeds from issuance of preference shares	–	443,909
Proceeds from notes payable	100,000	–
Repayment of notes payable	(50,000)	(20,698)
Proceeds from issue of warrants	–	18,502
Repayment of long-term debt	(30)	–
Proceeds from exercise of stock options	1,079	–
Net cash flows provided by financing activities	51,049	441,713
Net (decrease)/increase in cash and cash equivalents	(273,913)	419,667
Cash and cash equivalents – beginning of year	523,536	66,539
Foreign exchange difference	76,044	37,330
Cash and cash equivalents – end of year	325,667	523,536
Supplemental cash flow information		
Taxes paid	676	4,522
Interest paid	592	700

The accompanying notes are an integral part of the consolidated condensed financial statements.

1 Significant Accounting Policies

Basis of Presentation

The accompanying consolidated condensed financial statements have been extracted from the consolidated financial statements of Catlin Group Limited (the Group), which are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statements in conformity with US GAAP requires management to make estimates when recording transactions resulting from business operations based on information currently available. The most significant items on the Group's balance sheet that involve accounting estimates and actuarial determinations are goodwill, reinsurance recoverables, valuation of investments, deferred acquisition costs and reserves for loss and loss expenses. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, commissions and other acquisition expenses. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates and actual results may differ from the estimates used in preparing the consolidated financial statements, the Group believes the amounts provided are reasonable.

The Group makes adjustments to convert the Lloyd's operations of Syndicates 2003 and 2600, which follow Lloyd's accounting principles, to US GAAP. Lloyd's syndicates determine underwriting results by year of account over a three year period. The Group records adjustments to recognize the ultimate underwriting results, including the expected ultimate written and earned premiums and losses incurred.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant inter-company transactions and balances are eliminated on consolidation.

Reporting Currency

The financial information is reported in United States dollars (US Dollars or $).

Investments

The Group's investments are considered to be available-for-sale and are carried at fair value. The fair value is based on the quoted market price of these securities provided by either independent pricing services, or, when such prices are not available, by reference to broker or underwriter bid indications.

Net unrealized gains or losses on investments, net of deferred income taxes, are included in accumulated other comprehensive income in stockholders' equity.

Premiums and discounts are amortized or accreted over the lives of the related fixed maturities as an adjustment to yield using the effective-interest method and are recorded in current period income. Interest income is recognized when earned. Realized gains or losses are included in earnings and are derived using the specific-identification method.

Net investment income includes interest income together with amortization of market premiums and discounts and is net of investment management and custody fees. For mortgage-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized prospectively.

Other than temporary impairments

The Group regularly monitors its investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. The Group's methodology to identify potential impairments requires professional judgment. Changes in individual security values are monitored on a monthly basis in order to identify potential problem credits. The Group's decision to make an impairment provision is based on an objective review of the issuer's current financial position and future prospects, its financial strength rating and an assessment of the probability that the current market value will recover to former levels. In assessing the recovery of market value for debt securities, the Group also takes into account the timing of such recovery by considering whether it has the ability and intent to hold the investment to the earlier of (a) settlement or (b) market price recovery. Any security whose price decrease is deemed other-than-temporary is written down to its then current market level and the cumulative net loss previously recognized in equity is removed from equity and charged to earnings. Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional writedowns in future periods for impairments that are deemed to be other-than-temporary. Additionally, unforeseen catastrophic events may require us to sell investments prior to the forecast market price recovery.

1 Significant Accounting Policies (cont.)

Short-term Investments
Short-term investments are carried at fair value and are comprised of securities due to mature between 90 days and one year of date of issue.

Investment in Associate
Investment in associate is principally comprised of an investment in a limited liability corporation. This investment is accounted for using the equity method.

Cash and Cash Equivalents
Cash equivalents are carried at cost, which approximates fair value, and include all investments with original maturities of 90 days or less.

Premiums
Premiums written are generally recognized in accordance with the terms of the underlying policy. Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force.

Reinsurance premiums assumed are recorded at the inception of the policy and are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

For multi-year policies written which are payable in annual installments, due to the ability of the insured or reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written premium at policy inception. Annual installments are included as written premium at each successive anniversary date within the multi-year term.

Reinstatement premiums are recognized as they fall due and are earned in line with the remaining period of coverage of the original policy.

Deferred Acquisition Costs
Certain policy acquisition costs, consisting of commissions, premium taxes, underwriting and other costs that vary with and are primarily related to the production of premium, are deferred and amortized over the period in which the related premiums are earned.

A premium deficiency is recognized immediately by a charge to the Statement of Operations as a reduction of deferred acquisition costs (DAC) to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related losses and loss expenses. If the premium deficiency is greater than unamortized DAC, a liability will be accrued for the excess deficiency.

Unpaid Losses and Loss Expenses
A liability is established for unpaid reported losses and loss expenses when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The unpaid losses and loss expenses reserve includes: (1) case reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported (IBNR) reserves for claims where the insured event has occurred but has not been reported to the Group as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.

Unpaid losses and loss expenses reserves are established based on amounts reported from insureds or ceding companies and according to generally accepted actuarial principles. Reserves are based on a number of factors, including experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported, and internal claims processing charges. The process used in computing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.

Deferred Gain
The Group may enter into retroactive reinsurance contracts, which are contracts where an assuming company agrees to reimburse a ceding company for liabilities incurred as a result of past insurable events. Any initial gain and any benefit due from a reinsurer as a result of subsequent covered adverse development is deferred and amortized into income over the settlement period of the recoveries under the relevant contract.

1 Significant Accounting Policies (cont.)

Goodwill and Intangible Assets

Goodwill represents the excess of acquisition costs over the net fair values of identifiable assets acquired and liabilities assumed in a business combination. The Group adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), as of January 1, 2002. Pursuant to FAS 142, goodwill is deemed to have an indefinite life and should not be amortized, but rather tested at least annually for impairment. The goodwill impairment test has two steps. The first identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not required.

If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a writedown is recorded. Prior to the adoption of FAS 142, goodwill was amortized over 20 years. Upon the adoption of FAS 142, the Group ceased amortizing goodwill, and the Group recognized no impairment charge as the cumulative effect of a change in accounting principle. The measurement of fair value was determined based on an evaluation of ranges of future discounted earnings. Certain key assumptions considered include forecasted trends in revenues, operating expenses and effective tax rates.

Intangible assets are valued at their fair value at the time of acquisition. The Group's intangibles, which relate to the purchase of syndicate capacity and surplus lines licenses, are considered to have a finite life and are amortized over their estimated useful life of 15 years. The Group evaluates the recoverability of its intangible assets whenever changes in circumstances indicate that an intangible asset may not be recoverable. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset is charged to earnings.

Other Assets

Other assets are principally comprised of prepaid items and property and equipment.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of four to ten years for fixtures and fittings, four years for automobiles and two years for computer equipment. Leasehold improvements are amortized over the life of the lease or the life of the improvement, whichever is shorter. Computer software development costs are capitalized when incurred and depreciated over their estimated useful lives of five years.

Reinsurance

In the ordinary course of business, the Company's insurance subsidiaries cede reinsurance to other insurance companies. These arrangements allow for greater diversification of business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Group of its obligation to its insureds. Reinsurance premiums ceded are recognized and commissions thereon are earned over the period that the reinsurance coverage is provided.

Reinsurance recoverable includes the balances due from reinsurance companies for paid and unpaid losses and loss expenses that will be recovered from reinsurers, based on contracts in force. A reserve for uncollectible reinsurance has been determined based upon a review of the financial condition of the reinsurers and an assessment of other available information.

Reinsurers' share of unearned premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

Reinstatement premiums are recognized as they fall due and are recognized over the period of coverage.

Return premiums due from reinsurers are included in premiums and other receivables.

Comprehensive Income/(Loss)

Comprehensive income/(loss) represents all changes in equity of an enterprise that result from recognized transactions and other economic events during the period. Other comprehensive income/(loss) refers to revenues, expenses, gains and losses that are included in comprehensive income/(loss) but excluded from net income/(loss), such as unrealized gains or losses on available for sale investments and foreign currency translation adjustments.

1 Significant Accounting Policies (cont.)

Foreign Currency Translation and Transactions

The Group has more than one functional currency, generally the currency of the local operating environments, consistent with its operating environment and underlying cash flows. Foreign currency assets and liabilities are translated into US dollars using period end rates of exchange and the related translation adjustments are recorded as a separate component of accumulated other comprehensive income/(loss). Statement of Operations amounts expressed in foreign currencies are translated using average exchange rates for the period.

Gains and losses resulting from foreign currency transactions and translations of year-end balances not expressed in functional currencies, are recorded in current income.

Income Taxes

Income taxes have been provided for on those operations that are subject to income taxes. Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Group's assets and liabilities. Such temporary differences are primarily due to the tax basis discount on unpaid losses, adjustment for unearned premiums, the accounting treatment of reinsurance contracts, and tax benefits of net operating loss carry-forwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to deferred tax assets will not be realized.

Preference Shares

Convertible preference shares are recorded at fair value at the time of issuance. At the time of issuance, the fair value in excess of the shares' par value is credited to additional paid-in capital. Dividends are recognized when declared by the Company.

Stock Compensation

The Group accounts for stock-based compensation arrangements under the provisions of FAS No. 123, Accounting for Stock-Based Compensation (FAS 123). The fair value of options is calculated at the date of grant based on the Black-Scholes Option Pricing Model. The corresponding compensation charge is recognized on a straight-line basis over the option-vesting period.

Warrants

For convertible preference shares issued with detachable stock purchase warrants, the portion of the proceeds that is allocable to the warrants, is accounted for as additional paid-in capital. This allocation is based on the relative fair values of the two securities at the time of issuance. Warrant contracts are classified as equity so long as they meet all the conditions of equity outlined in EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. Subsequent changes in fair value are not recognized in the Statement of Operations as long as the warrant contracts continue to be classified as equity.

Other Income

Other income consists of managing agency fees and profit commission in respect of the Group's management of Syndicate 1003. Managing agency fees are credited in the year to which they relate. Profit commissions are earned as the related underwriting profits are recognised on an annual basis.

Pensions

The Group operates defined contribution pension schemes for eligible employees, the costs of which are expensed as incurred.

Risks and Uncertainties

In addition to the risks and uncertainties associated with unpaid losses and loss expenses described above, cash balances, investment securities and reinsurance recoveries are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the financial statements.

2 Investments

Fixed maturities

The fair values and amortized costs of fixed maturities at December 31, 2003 and 2002 are as follows:

	2003 Fair Value $000	2003 Amortized Cost $000	2002 Fair Value $000	2002 Amortized Cost $000
US government and agencies	390,865	385,316	74,998	74,498
Non-US governments	36,916	36,814	10,775	10,622
Corporate securities	190,847	190,542	38,413	37,847
Asset-backed securities	137,277	137,379	45,098	43,849
Total fixed maturities	755,905	750,051	169,284	166,816

The gross unrealized gains and losses related to fixed maturities at December 31, 2003 and 2002 are as follows:

	2003 Gross Unrealized Gains $000	2003 Gross Unrealized Losses $000	2002 Gross Unrealized Gains $000	2002 Gross Unrealized Losses $000
US government and agencies	5,686	137	589	89
Non-US governments	110	8	163	10
Corporate securities	496	191	582	16
Asset-backed securities	132	234	1,293	44
Total fixed maturities	6,424	570	2,627	159

The net realized gains/(losses) on fixed maturities for the year ended December 2003 were $1,071 (2002: $470).

Fixed maturities at December 31, 2003, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair Value $000	Amortized Cost $000
Due in one year or less	43,402	43,302
Due after one through five years	223,554	223,090
Due after five years through ten years	350,685	345,299
Due after ten years	987	981
Asset-backed securities	137,277	137,379
Total	755,905	750,051

2 Investments (cont.)

Restricted Assets

The Group is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Group also utilizes trust funds in certain large transactions where the trust funds are set up for the benefit of the ceding companies, and generally take the place of Letter of Credit (LOC) requirements. The total value of these restricted assets by category at December 31, 2003 and 2002 is as follows:

	2003 $000	2002 $000
Fixed maturities, available for sale	348,215	129,404
Short-term investments	126,943	52,549
Cash and cash equivalents	104,336	30,864
Total restricted assets	579,494	212,817

The Group also has cash and short-term investments in segregated portfolios primarily to provide collateral or guarantees for LOCs as described in Note 5.

3 Unpaid Losses and Loss Expenses

The Group establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves continues to be complex and imprecise, requiring the use of informed estimates and judgments. The Group's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Group's results of operations in the period in which the estimates are changed. Management believe they have made a reasonable estimate of the level of reserves at December 31, 2003 and 2002.

The reconciliation of unpaid losses and loss expenses for the years ended December 31, 2003 and 2002 is as follows:

	2003 $000	2002 $000
Gross unpaid losses and loss expenses, beginning of year	695,168	594,084
Reinsurance recoverable on loss and loss expenses	(214,174)	(302,359)
Net unpaid losses and loss expenses beginning of year	480,994	291,725
Incurred losses and loss expenses for claims related to:		
Current year	391,995	232,515
Prior years	32,630	76,108
Total incurred losses and loss expenses	424,625	308,623
Paid losses and loss expenses for claims related to:		
Current year	49,189	16,935
Prior year	166,447	114,481
Total paid losses and loss expenses	215,636	131,416
Foreign exchange adjustment	30,365	12,062
Net unpaid losses and loss expenses end of year	720,348	480,994
Reinsurance recoverable on loss and loss expenses	242,187	214,174
Gross unpaid losses and loss expenses, end of year	962,535	695,168

3 Unpaid Losses and Loss Expenses (cont.)

As a result of the changes in estimates of insured events in prior years, the 2003 provision for losses and loss expenses net of reinsurance recoveries increased by $32,630 (2002: $76,108). In 2003, the increase was a result of higher than expected frequency and average cost of claims in the legal expenses class of business, which is no longer written by the Group.
In 2002, the increase was principally a result of higher than anticipated claims levels both in terms of frequency and severity in the professional indemnity classes.

The Group's estimated gross loss for the September 11, 2001 event at December 31, 2003, is $135,291 (2002: $131,484). This estimate is based on extensive analysis of business written at contract level, using all available information, together with underwriters' judgments of the loss potential, and is subject to regular and ongoing review. The current estimate includes $936 (2002: $800) for claims-related fees and expenses, and although subrogation is being pursued for direct property losses, no allowance is reflected in these figures. The net loss at December 31, 2003 is estimated to be $24,277 (2002: $23,655) and reflects anticipated reinsurance recoveries based on a single event assumption.

4 Reinsurance

The Group purchases reinsurance to limit various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Group's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned is as follows:

		2003		2002
	Premiums Written $000	Premiums Earned $000	Premiums Written $000	Premiums Earned $000
Direct	910,608	763,234	576,599	435,319
Assumed	287,606	219,433	146,259	105,992
Ceded	(113,080)	(137,720)	(126,618)	(159,247)
Net premiums	1,085,134	844,947	596,240	382,064

The Group's provision for reinsurance recoverable as of the years ended December 31, 2003 and 2002 is as follows:

	2003 $000	2002 $000
Gross reinsurance recoverable	296,262	285,397
Provision for uncollectible balances	(9,097)	(7,476)
Net reinsurance recoverable	287,165	277,921

5 Notes Payable, Debt and Financing Arrangements

During the year, the Group entered into a $350 Million Letter of Credit/Revolving Loan Facility (the Club Facility). The following was outstanding under the Club Facility as at 31 December 2003:

- Debt outstanding was $50 million, in the form of a 364-day $100 million revolving facility with a one year term-out option. It represents an unsecured loan to Catlin Group Limited; however, the facility is secured by cross guarantees of material subsidiaries. This debt bears interest at three-month Libor plus 85 basis points and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 12.5%, sufficient to repay the loan at any time. This loan, which is available under one, two or three month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10 million. The Group has the option to convert all cash advances into a term loan with a final maturity date of no later than November 22, 2005.

5 Notes Payable, Debt and Financing Arrangements (cont.)

- As security for its underwriting, CSL has deposited with Lloyd's a clean, irrevocable standby letter of credit (LOC) amounting to $182,133 (£101,750). In the event of the Group's failing to meet its obligations under policies of insurance written on its behalf, Lloyd's may draw down this letter of credit. This LOC became effective on November 24, 2003 and has an initial expiry date of December 31, 2008. Collateral of $45 million must be provided by June 30, 2005 and a further $30 million by June 30, 2006. This LOC costs 130 basis points on the unsecured component and 25 basis points on the secured. The unutilized portion of the LOC costs 50 basis points per annum.

- A second, 1-year $50 million Standby LOC facility is available for utilization by CICL. At December 31, 2003, $1,606 in LOC's were outstanding. This LOC facility costs 125 basis points on the unsecured component and 25 basis points on the secured. The unutilized portion of the LOC costs 35 basis points per annum.

6 Stockholders' Equity

The following is a detail of the number and par value of common shares authorized, issued and outstanding as of December 31, 2003 and 2002:

2003	Authorized		Issued and Outstanding	
	Number of Shares '000	Par Value $000	Number of Shares '000	Par Value $000
Ordinary common shares, par value $0.0001 per share	300,000	30	75,109	8
Total	300,000	30	75,109	8

2002	Authorized		Issued	
	Number of Shares '000	Par Value $000	Number of Shares '000	Par Value $000
Ordinary common shares, par value $0.0001 per share	300,000	30	75,000	7
Total	300,000	30	75,000	7

On July 4, 2002, in anticipation of the capital raising, the Company reorganized its existing share structure. This involved the reclassification of all authorized and issued share capital into 65,000,000 Class A convertible preference shares and 75,000,000 ordinary common shares. These were allocated to existing shareholders pro rata to their shareholding immediately prior to the reorganization.

Following this reorganization, the Company undertook an exercise to raise additional capital, which was completed during 2002. This involved issuing 457,000,000 Class B-1 preference shares to new investors and 25,000,000 Class B-2 preference shares to Western General Insurance Ltd, the majority shareholder prior to the capital raising. These have been reflected at par value in the financial statements with the balance reported as additional paid-in capital.

All Class A and Class B preference shares are convertible into ordinary common shares and are not redeemable. Holders of preference shares can elect to convert at any time but conversion by all holders is mandatory in the event that the Company makes a qualified public offering of shares. Each preference share converts into one ordinary common share. Preference shares accrue a dividend of 6 percent per annum compounding semi-annually and preference dividends are not taken in cash but rather through an issue of new ordinary common shares. Dividends are payable as new issues of ordinary common shares at the earlier of the date of conversion of the preference shares or December 31, 2004.

Certain of the holders of Class B preference shares were also issued warrants to purchase fully paid ordinary common shares at an exercise price of $1 per warrant. The warrants expire on July 4, 2012 and can be exercised at any time up to that date. They were issued at a fair value of $18,502 and entitle the holders to acquire up to 100,322,581 ordinary common shares on conversion. The warrant proceeds have been accounted for as additional paid in capital within stockholders' equity.

6 **Stockholders' Equity** (cont.)

Based on the analysis performed by the Company, it was determined that the price paid for a convertible preferred share was less than the fair market value of an ordinary common share. The difference between the price paid for a convertible preferred share and the fair market value of an ordinary common share at the time of issuance was 9.7 cents. This difference is classified as a beneficial conversion feature. The total amount of the beneficial conversion feature is $46,621 and has been accounted for similar to a dividend.

Change in Shareholdings

The Company byelaws incorporate an adjustment mechanism whereby the share capital of the Company is adjusted, based on a formula relating to the December 31, 2001 net asset value of the Group, as at December 31, 2003. Under this formula, the holdings of Class A preference shareholders in Class A preference shares could be increased by up to 30 million shares and decreased by up to 50 million shares and their holdings in ordinary common shares could be decreased by up to 10 million shares. The shareholders requested that this formula be applied as at September 30, 2003 and not December 31, 2003. The adjustment resulted in a decrease of 50 million shares in issued and outstanding Class A preference shares and of 1 million shares in issued and outstanding ordinary common shares. This adjustment has been reflected in the financial statements at December 31, 2003 through a reduction in the value of Class A preference shares and ordinary common shares and an equivalent increase in additional paid in capital.

7 Subsequent Events

Initial Public Offering (IPO) and Changes to Capital Structure

On April 6, 2004, the Group completed its IPO and was admitted to the London Stock Exchange plc. Immediately prior to admission, certain changes to the Company's capital structure took place.

Accrued dividends on preference shares were settled through the issuance of additional common shares and a small number of share options were exercised. All preference shares were then converted into common shares and consolidated on a five-to-one basis, achieved through a 19-to-1 bonus issuance and a 100-to-1 share consolidation. To maintain economic equivalence, the warrants and options that are currently outstanding were also consolidated on a five-to-one basis and their exercise prices increased by a factor of five.

The Group raised $200 million ($182 million net of expenses) through the issuance of 31,180,000 new shares. In addition, as part of the IPO, existing shareholders sold a further 23,380,000 shares.

Following the capital changes and the IPO, the Group has 154,071,925 common shares issued and outstanding.

The proceeds from the new common shares issued by the Company will be used to support the Group's underwriting and for general business purposes.

Report of the independent accountants

To the stockholder of Catlin Insurance Company Ltd.

We have reviewed the condensed financial information of Catlin Insurance Company Ltd. which comprises the condensed balance sheets, condensed statements of operations, stockholder's equity and accumulated other comprehensive income, and of cash flows, and the notes to the condensed financial statements, and which has been prepared in accordance with the basis described in Note 2.

Our audit opinion on the annual report and audited accounts of Catlin Insurance Company Ltd. for the years ended December 31, 2003 and 2002, was prepared for and only for the shareholders of Catlin Insurance Company Ltd. and for no other purpose. The scope of our work for the purpose of this report did not include consideration of any events or information after the date of our report (March 4, 2004) on the audited financial statements. We do not, in giving that audit opinion, accept or assume responsibility for any other purpose or to any other person to whom that report or this report is shown or in whose hand they may come, save where expressly agreed by our prior consent in writing. Furthermore, we do not accept or assume responsibility, whether in contract, tort (including negligence) or otherwise, to any third party in respect of this condensed financial information.

In our opinion, the condensed financial information of Catlin Insurance Company Ltd. has been properly prepared in accordance with the basis described in Note 2.

PricewaterhouseCoopers
Bermuda
20 May 2004

Condensed balance sheets

Catlin Insurance Company Ltd.

As at December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Assets		
Investments		
Fixed maturities, available-for-sale, at fair value (amortized cost 2003 – $417,306; 2002 – $23,863)	423,058	24,034
Short-term investments	83,323	–
Cash and cash equivalents	28,686	356,849
Total Investments	535,067	380,883
Accrued investment income	8,283	522
Premiums and other receivables	24,409	–
Intercompany receivables	22,452	57,638
Funds withheld	298,735	99,963
Property and equipment	806	34
Deferred acquisition costs	19,344	5,799
Intangible assets	546	–
Total assets	909,642	544,839
Liabilities		
Unpaid losses and loss expenses	129,533	26,315
Unearned premiums	145,243	50,521
Accounts payable and other liabilities	2,947	133
Intercompany payables	41,023	12,029
Total liabilities	318,746	88,998
Stockholder's equity		
Ordinary shares of par value $1 each		
Authorised – 1,000,000 (2002: 1,000,000)		
Issued – 1,000,000 (2002: 1,000,000)	1,000	1,000
Additional paid-in capital	484,175	434,175
Accumulated other comprehensive income	5,752	170
Retained earnings	99,969	20,496
Total stockholder's equity	590,896	455,841
Total liabilities and stockholder's equity	909,642	544,839

Approved by the Board of Directors on March 11, 2004

The accompanying notes are an integral part of these condensed financial statements.

Condensed statements of operations

Catlin Insurance Company Ltd.

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Revenues		
Gross premium written	258,042	93,121
Reinsurance premiums ceded	(361)	–
Net premiums written	257,681	93,121
Change in unearned premiums	(93,342)	(50,521)
Net premiums earned	164,339	42,601
Net investment income	13,253	3,019
Net realized gains on investments	172	–
Net gains on foreign currency exchange	7,860	5,802
Other income	13,615	–
Total revenues	199,239	51,422
Expenses		
Losses, loss expenses and profit commissions	(93,910)	(24,681)
Policy acquisition costs	(21,687)	(5,482)
Other expenses	(4,169)	(765)
Total expenses	(119,766)	(30,928)
Net income	79,473	20,494

The accompanying notes are an integral part of these condensed financial statements.

Condensed statements of changes in stockholder's equity and accumulated other comprehensive income

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	Common stock $000	Additional paid-in capital $000	Retained earnings $000	Accumulated other comprehensive income $000	Total stockholder's equity $000
Balance – January 1, 2002	120	880	2	–	1,002
Comprehensive income					
Net income	–	–	20,494	–	20,494
Other comprehensive income					
Change in unrealized appreciation on investments	–	–	–	170	170
Total comprehensive income	–	–	20,494	170	20,664
Common stock issued	880	–	–	–	880
Increase in paid-in capital	–	433,295	–	–	433,295
Balance – December 31, 2002	1,000	434,175	20,496	170	455,841
Comprehensive income					
Net income	–	–	79,473	–	79,473
Other comprehensive income					
Change in unrealized appreciation on investments	–	–	–	5,582	5,582
Total comprehensive income	–	–	79,473	5,582	85,055
Increase in paid-in capital	–	50,000	–	–	50,000
Balance – December 31, 2003	1,000	484,175	99,969	5,752	590,896

The accompanying notes are an integral part of these condensed financial statements.

Condensed statements of cash flows

For the years ended December 31, 2003 and 2002 (US Dollars in thousands, except share amounts)

	2003 $000	2002 $000
Cash flows used in operating activities		
Net income	79,473	20,494
Adjustments to reconcile net income to net cash provided by operations		
Premiums receivable	(24,409)	–
Amortization and depreciation	33	34
Accrued investment income	(7,761)	(522)
Funds withheld	(198,772)	(99,963)
Deferred policy acquisition costs	(13,545)	(5,799)
Unpaid losses and loss expenses	103,217	26,315
Unearned premiums	94,723	50,521
Accounts payable	2,814	–
Amortization of premiums/discounts on fixed maturities	3,136	–
Net realized loss on exchange	773	–
Net realized gain on investments	(172)	–
Net cash flows provided by (used in) operating activities	39,510	(8,920)
Cash flows used in investing activities		
Purchases of property, equipment and intangibles	(1,350)	(69)
Purchases of fixed maturities	(1,942,338)	–
Purchase of short-term securities	(1,054,998)	–
Sales of fixed maturities	1,545,158	–
Sale of short-term securities	971,675	–
Net cash flows used in investing activities	(481,853)	(69)
Cash flows used in financing activities		
Advance (to)/from related parties	64,180	(45,507)
Proceeds from issuance of common shares	–	880
Additional paid-in capital	50,000	409,431
Net cash flows provided by financing activities	114,180	364,805
Net increase/(decrease) in cash	(328,163)	355,816
Cash and cash equivalents – beginning of year	356,849	1,033
Cash and cash equivalents – end of year	**28,686**	**356,849**

The accompanying notes are an integral part of these condensed financial statements.

1 Nature of operations

Catlin Insurance Company Ltd. (CICL or the Company) is a Bermuda licensed insurer. It is a wholly owned subsidiary of Catlin Group Limited (Catlin), a Bermuda licensed holding company. Catlin and its subsidiaries are together referred to as the 'Group'. CICL remained dormant until July 2002 when, following a major capital raising exercise by the Group, the Company was capitalized, activated and had its license upgraded to that of a Class 4 insurer. The Company is a direct writer as well as a reinsurer of worldwide property and casualty risks. On April 5, 2003 the Group provided a further $50,000 to CICL in paid-in capital.

In 2002, the Company underwrote only three contracts, being whole account Quota Share reinsurance of the Lloyd's syndicates, which are managed by its sister company Catlin Underwriting Agencies Limited (the Syndicates) and are capitalized by the Group. These Quota Share arrangements are based upon the net premium written by the Syndicates. These contracts were also written in 2003.

Commencing in 2003, CICL began writing a range of products, including catastrophe and per risk excess, non-proportional treaty and casualty reinsurance business. Business is written from many countries, although business from the United States of America predominates. On December 3, 2003, CICL received authorization from the Financial Services Authority to commence underwriting in the United Kingdom through its United Kingdom Branch operations. As of December 31, 2003, no premium had been written by the Branch.

2 Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been extracted from the financial statements of Catlin Insurance Company Limited, which are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statements in conformity with US GAAP requires management to make estimates when recording transactions and balances resulting from business operations based on information currently available. The most significant items on the Company's balance sheet that involve accounting estimates and actuarial determinations are the valuation of investments, deferred acquisition costs and reserves for loss and loss expenses. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, commissions and other acquisition expenses. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates and actual results may differ from the estimates used in preparing the financial statements, the Company believes the amounts provided are reasonable.

The financial results arising from the whole account Quota Share with the syndicates managed by the Catlin Group (the Group) are accounted for by the syndicates under the Lloyd's basis of accounting. Certain adjustments are made to convert Lloyd's accounting to accounting principles generally accepted in the United States of America in order for these results to be reflected in those of the Company. Lloyd's syndicates determine underwriting results by year of account over a three-year period. The Company records adjustments to recognize the relevant portion of the ultimate underwriting results, including the expected ultimate written and earned premiums and losses incurred.

Reporting Currency

The financial information is reported in United States dollars (US Dollars or $) which is considered by management to be the Company's functional currency.

Investments

The Company's investments are considered to be available-for-sale and are carried at fair value. The fair value is based on the quoted market price of these securities provided by either independent pricing services, or, when such prices are not available, by reference to broker or underwriter bid indications.

Net unrealized gains or losses on investments are included in accumulated other comprehensive income in stockholder's equity.

Premiums and discounts are amortized or accreted over the lives of the related fixed maturities as an adjustment to yield using the effective-interest method and is recorded in current period income. Interest income is recognized when earned. Realized gains or losses are included in earnings and are derived using the specific-identification method.

Net investment income includes interest income together with amortization of market premiums and discounts and is net of investment management and custody fees.
For mortgage-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized prospectively.

2 Significant Accounting Policies (cont.)

Other than temporary impairments

The Company regularly monitors its investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. The Company's methodology to identify potential impairments requires professional judgment. Changes in individual security values are monitored on a monthly basis in order to identify potential problem credits. The Company's decision to make an impairment provision is based on an objective review of the issuer's current financial position and future prospects, its financial strength rating and an assessment of the probability that the current market value will recover to former levels. In assessing the recovery of market value for debt securities, the Company also takes into account the timing of such recovery by considering whether it has the ability and intent to hold the investment to the earlier of (a) settlement or (b) market price recovery. Any security whose price decrease is deemed other-than-temporary is written down to its then current market level and the cumulative net loss previously recognized in equity is removed from equity and charged to earnings. Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional write-downs in future periods for impairments that are deemed to be other-than-temporary. Additionally, unforeseen catastrophic events may require the Company to sell investments prior to the forecasted market price recovery.

Short-term Investments

Short-term investments are carried at fair value and are comprised of securities due to mature between 90 days and one year of date of issue.

Cash and Cash Equivalents

Cash equivalents are carried at cost, which approximates fair value, and include all investments with original maturities of 90 days or less.

Premiums

Premiums written are generally recognized in accordance with the terms of the underlying policy. Premiums written are primarily earned on a pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force.

Reinsurance premiums assumed are recorded at the inception of the policy and are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

For multi-year policies written which are payable in annual installments, due to the ability of the insured or reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written premium at policy inception. Annual installments are included as written premium at each successive anniversary date within the multi-year term.

Reinstatement premiums are recognized as they fall due and are earned in line with the remaining period of coverage of the original policy.

Deferred Acquisition Costs

Certain policy acquisition costs, consisting of commissions, premium taxes, underwriting and other costs that vary with and are primarily related to the production of premium, are deferred and amortized over the period in which the related premiums are earned.

A premium deficiency is recognized immediately by a charge to the Statement of Operations as a reduction of deferred acquisition costs (DAC) to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related losses and loss expenses. If the premium deficiency is greater than unamortized DAC, a liability will be accrued for the excess deficiency.

2 *Significant Accounting Policies* (cont.)

Unpaid Losses and Loss Expenses

A liability is established for unpaid reported losses and loss expenses when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The unpaid losses and loss expenses reserve includes: (1) case reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported (IBNR) reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.

Unpaid losses and loss expenses reserves are established based on amounts reported from insureds or ceding companies and according to generally accepted actuarial principles. IBNR reserves are based on a number of factors, including experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported, and internal claims processing charges. The process used in computing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.

Intangible Assets

Intangible assets are valued at their fair value at the time of acquisition. The Company's intangibles, which relate to the acquisition of its United Kingdom Branch and United States of America surplus lines licenses, are considered to have a finite life and will be amortized over their estimated useful life of 15 years commencing in 2004. The Company evaluates the recoverability of its intangible assets whenever changes in circumstances indicate that an intangible asset may not be recoverable. If it is determined that impairment exists, the excess of the unamortized balance over the fair value of the intangible asset is charged to earnings.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of up to four years for fixtures and fittings, and two years for computer equipment. Leasehold improvements are amortized over the life of the lease or the life of the improvement, whichever is shorter. As development of systems software or construction of leasehold improvements is ongoing the related asset is recognized as an asset within property and equipment and amortized when it becomes available for use.

Stock Compensation

The Company accounts for stock-based compensation arrangements under the provisions of FAS No. 123, Accounting for Stock-Based Compensation (FAS 123). The fair value of options is calculated at the date of grant based on the Black-Scholes Option Pricing Model. The corresponding compensation charge is recognized on a straight-line basis over the option-vesting period.

Comprehensive Income/(Loss)

Comprehensive income/(loss) represents all changes in equity of an enterprise that result from recognized transactions and other economic events during the period. Other comprehensive income/(loss) refers to revenues, expenses, gains and losses that are included in comprehensive income/(loss) but excluded from net income (loss), such as unrealized gains or losses on available for sale investments and foreign currency translation adjustments.

Foreign Currency Translation and Transactions

Foreign currency assets and liabilities are translated into US dollars using period end rates of exchange. Statement of Operations amounts expressed in foreign currencies are translated using average exchange rates for the period.

Gains and losses resulting from foreign currency transactions and translations of year-end balances are recorded in current income.

Other Income

Other income consists of related party fee income.

Pensions

The Company operates defined contribution pension schemes for eligible employees, the costs of which are expensed as incurred.

Risks and Uncertainties

Cash balances and investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the financial statements.

3 Investments

Fixed maturities

The fair values and amortized costs of fixed maturities at December 31, 2003 and 2002 are as follows:

	2003 Fair value $000	2003 Amortized cost $000	2002 Fair value $000	2002 Amortized cost $000
US government and agencies	321,998	316,350	5,111	5,093
Non-US government	–	–	3,259	3,254
Corporate securities	76,020	75,935	15,664	15,516
Asset backed securities	25,040	25,021	–	–
Fixed maturities	423,058	417,306	24,034	23,863

The gross unrealized gains and losses related to fixed maturities at December 31, 2003 and 2002 are as follows:

	2003 Gross unrealized gains $000	2003 Gross unrealized losses $000	2002 Gross unrealized gains $000	2002 Gross unrealized losses $000
US government and agencies	5,776	128	43	–
Non-US government	–	–	20	–
Corporate securities	173	88	107	–
Asset backed securities	29	10	–	–
Total maturities	5,978	226	170	–

The net realized gains on fixed maturities for the year ended 31 December 2003 were $172 (2002: nil).

Fixed maturities at December 31, 2003, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair value $000	Amortized cost $000
Due in one year or less	1,227	1,227
Due after one through five years	98,117	97,986
Due after five years through ten years	320,852	315,231
Due after ten years	2,862	2,862
Total	423,058	417,306

3 Investments (cont.)

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Company also utilizes trust funds in certain large transactions where the trust funds are set up for the benefit of the ceding companies, and generally take the place of Letter of Credit (LOC) requirements. The total value of these restricted assets by category at December 31, 2003 and 2002 are as follows:

	2003 $000	2002 $000
Fixed maturities, available for sale	172,133	–
Short-term investments	–	–
Cash and cash equivalents	15,503	–
Total restricted assets	187,636	–

The Company is a member of a Lloyds third party deposit trust, whereby it has agreed to provide the use of certain funds (included above) to Catlin Syndicate Limited (CSL) and to guarantee certain obligations of CSL to support its Funds at Lloyds requirements. Restricted assets may be broken down as follows: Lloyds deposit trust $182,133 (2002: nil) (as described in Note 7) and US surplus lines trusts $5,503 (2002: nil).

The Company also has cash and short-term investments in segregated portfolios primarily to provide collateral or guarantees for LOCs as described in Note 7.

4 Unpaid losses and loss expenses

The Company establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves continues to be complex and imprecise, requiring the use of informed estimates and judgments. The Company's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. The reserves established on the business assumed from group companies are predominantly reliant upon the actuarial estimates of those group companies. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Company's results of operations in the period in which the estimates are changed. Management believes they have made a reasonable estimate of the level of reserves at December 31, 2003 and 2002.

4 Unpaid losses and loss expenses (cont.)

The reconciliation of unpaid losses and loss expenses for the years ended December 31, 2003 and 2002 is as follows:

	2003 $000	2002 $000
Gross unpaid losses and loss expenses, beginning of year	26,315	–
Reinsurance recoverable on loss and loss expenses	–	–
Net unpaid losses and loss expenses beginning of year	26,315	–
Incurred losses and loss expenses for claims related to:		
Current year	88,448	24,681
Prior years	5,462	–
Total incurred losses and loss expenses	93,910	24,681
Paid losses and loss expenses for claims related to:		
Current year	(43)	–
Prior year	–	–
Total paid losses and loss expenses	(43)	–
Foreign exchange adjustment	9,351	1,634
Net unpaid losses and loss expenses end of year	129,533	26,315
Reinsurance recoverable on loss and loss expenses	–	–
Gross unpaid losses and loss expenses, end of year	129,533	26,315

The Company's Quota Share treaty contracts with the Group's managed syndicates operate on a 'funds withheld' basis. This basis means that if the 2003 or 2002 Underwriting Year of Account (measured on the Lloyd's 3-year basis) closes in the ordinary course by way of reinsurance to close, there will be only one cash transaction for that respective year, which shall encompass all of the financial transactions specified therein. This effectively means that throughout the duration of the treaties all of the company's premiums, assumed under the contracts, will be included as part of the funds withheld balance, while any claims under the agreements will be included as part of the losses and loss adjustment expenses reserve, pending final net cash settlement after the end of the third respective year. Acquisition costs are included in the Intercompany payables balance. As such, the Company will not record any paid losses under these contracts until final settlement.

5 Stockholder's equity

The following table outlines the changes in common shares issued and outstanding during 2003 and 2002:

	2003 $000	2002 $000
Balance – Beginning of year	1,000,000	120,000
Shares issued	–	880,000
Balance – End of year	1,000,000	1,000,000

Shares were issued at $1 (par value) each and have equal voting rights.

On 8 April 2003 the Company received additional paid-in capital from its parent of $50,000 in cash.

6 Statutory requirements

Under the Bermuda Insurance Act 1978, amendments thereto and related regulations, ('the Act'), the Company is required to maintain minimum capital and surplus of $128,840 (2002: $100,000) as at December 31, 2003. The Company's statutory capital and surplus as of December 31, 2003 is $386,410 (2002: $319,717) and is sufficient to meet the requirements of the Act. As the Company's statutory capital and surplus requirements are fully covered by its additional paid-in capital, there are no restrictions on the Company's retained earnings available for distribution. The Company is also required to maintain a minimum liquidity ratio as defined by the Act and as of December 31, 2003, this requirement was also met.

7 Commitments and contingencies

The Company provides finance to enable its sister company, CSL, to continue trading and to meet its liabilities as they fall due. During 2002, the Company provided collateral for a letter of credit (LOC) granted to CSL which served as the latter's funds at Lloyd's to enable it to underwrite as the sole member of Syndicate 2003. As collateral for this LOC, the Company granted a charge to Barclays Bank over its cash, short term deposits, and fixed income maturities to the US$ equivalent of GBP80,947 ($130,324 at December 31, 2002). This charge was released in 2003 and no collateral is provided in this regard.

During November 2003, the Company entered into an agreement with CSL and Lloyd's to provide CSL the use of GBP101,750 or $182,133, which serves as the latter's funds at Lloyd's to enable it to underwrite as the sole member of Syndicate 2003. These assets are recorded as assets on the balance sheet of the Company but are restricted (see also Note 3). Further, CSL has deposited with Lloyd's a clean, irrevocable, standby LOC under a credit agreement between Catlin, the Company, CSL, Barclays Bank, ING Bank NV and JP Morgan amounting to GBP101,750 or $182,133 (see also Note 3). In the event that CSL fails to meet its obligations under policies of insurance written on its behalf, Lloyd's may draw down on this letter of credit.

In 2003, the Company issued LOCs to third parties in the amount of $1,606. The Company is required to provide collateral of $903 to secure these LOCs.

Catlin, the Company's parent, has a $100,000 loan facility with Barclays Bank, ING Bank NV and JP Morgan, of which $50,000 was drawn at year end December 31, 2003. As a condition of the facility, Catlin and certain subsidiary companies (including the Company) are together required to maintain unencumbered assets of not less than $56,250, in the form of cash, short term and fixed income maturities with a minimum AA rating. This replaced an existing $50,000 loan facility which Catlin had with JP Morgan Chase as at December 31, 2002. As a condition of this facility, Catlin and certain subsidiary companies (including the Company) were required to maintain unrestricted cash of not less than $150,000. This facility was cancelled on the establishment of the facility with Barclays Bank, ING Bank NV and JP Morgan during November 2003.

8 Related parties

Certain underwriting activities were undertaken with fellow Group companies. During the year, the Company underwrote a whole account Quota Share reinsurance of the Lloyd's syndicate managed by its sister company Catlin Underwriting Agencies Limited and capitalized by the Group. Premiums written in 2003 totaled $177,622 (2002: $93,121) and losses and loss expenses in 2003 totaled $(83,863) (2002: $(24,681)).

The Company pays a commission of 5% of original net premium and a profit commission of 15% of the net profit of the reinsurer on this business. It is also liable for its proportionate share of the Lloyd's Levy and Central Fund contribution payable by the syndicates.

During 2003, the Company underwrote a long-tail stop loss reinsurance treaty with Catlin Underwriting Agencies Limited of the wholly owned Lloyd's Syndicate managed by its sister company. Premiums written in 2003 totaled $24,253.

The following balances were outstanding between the Company and other Group companies:

	2003 $000	2002 $000
Intercompany receivables		
Catlin Underwriting Agencies Limited	5,370	57,326
Catlin Group Limited	–	312
Catlin Inc.	1,684	–
Catlin Syndicate Limited	15,398	–
Total	22,452	57,638
Funds withheld		
Catlin Syndicate Limited	298,735	99,963
Accounts payable		
Catlin Syndicate Limited	36,571	12,029
Catlin Group Limited	4,417	–
Catlin Holdings Limited	35	–
Total	41,023	12,029

Report of the independent accountants

To the member of Syndicate 2003

We have reviewed the condensed financial information of Syndicate 2003 which comprises the underwriting accounts, the balance sheet and the notes to the condensed accounts, and which has been prepared in accordance with the basis described in Note 1.

Our audit opinion on the annual report and audited accounts of Syndicate 2003 for the year ended 31 December 2003 was prepared for and only for the members of Syndicate 2003 and for no other purpose. The scope of our work for the purpose of this report did not include consideration of any events or information after the date of our report (24 March 2004) on the audited financial statements. We do not, in giving that audit opinion, accept or assume responsibility for any other purpose or to any other person to whom that report or this report is shown or in whose hand they may come, save where expressly agreed by our prior consent in writing. Furthermore, we do not accept or assume responsibility, whether in contract, tort (including negligence) or otherwise, to any third party in respect of this condensed financial information

In our opinion, the condensed financial information of Syndicate 2003 has been properly prepared in accordance with the basis described in Note 1.

PricewaterhouseCoopers LLP
London
20 May 2004

Balance sheet

31 December 2003

	Notes	2003 £000	2002 £000
Assets			
Financial investments	3	257,952,451	123,924,558
Deposits with ceding undertakings		27,934	152,257
Debtors		129,955,789	77,775,715
Other assets			
Cash at bank and in hand		75,894,984	31,562,770
Overseas deposits		28,077,113	16,116,938
Prepayments and accrued income		622,477	683,342
Total assets		492,530,748	250,215,580
Liabilities			
Balance on 2001/(2000) year of account	4	(25,684,240)	(19,301,147)
Balances on open years of account			
Balance on 2002/(2001)	5	228,894,346	138,266,137
Balance on 2003/(2002)	5	133,406,379	60,888,086
Creditors		154,726,864	69,763,245
Accruals and deferred income		1,187,399	599,259
Total liabilities		492,530,748	250,215,580

Approved by the Board on 24 March 2004

2001 underwriting account

As closed at the end of the third year

	Notes	at 24 months	Change in calendar year	2001 £000 at 36 months	2000 £000 at 36 months
Syndicate allocated capacity		177,239,887		177,239,887	154,072,230
Gross premiums written (net of brokerage)		193,009,372	(127,409)	192,881,963	167,017,294
Outward reinsurance premiums		(69,941,349)	(9,076,859)	(79,018,208)	(60,029,262)
Net premiums		123,068,023	(9,204,268)	113,863,755	106,988,032
Reinsurance to close premium received from earlier years of account	6	52,597,988	(3,273,035)	49,324,953	40,333,800
Reinsurance to close premium received from the 2000 year of account of syndicate 1003	6	14,835,330	(923,163)	13,912,167	11,376,200
Gross claims paid		(98,495,046)	(79,679,842)	(178,174,888)	(149,743,688)
Reinsurers' share		60,424,616	55,406,824	115,831,440	49,370,475
Net claims		(38,070,430)	(24,273,018)	(62,343,448)	(100,373,213)
Reinsurance premium to close the year of account	7	–	(125,455,369)	(125,455,369)	(67,433,318)
(Loss) on exchange		(983,833)	(1,512,589)	(2,496,422)	(1,992,448)
Syndicate operating expenses		(12,856,702)	(749,038)	(13,605,740)	(10,946,080)
Balance on technical account		138,590,376	(165,390,480)	(26,800,104)	(22,047,027)
Investment income		2,700,822	2,980,066	5,680,888	5,476,906
Investment gains less losses		(313,106)	(1,496,371)	(1,809,477)	49,241
Investment expenses and charges		(53,357)	(43,592)	(96,949)	(84,004)
Balance on open year		140,924,735	(163,950,377)		
Loss for the closed year of account	4			**(23,025,642)**	**(16,604,884)**

2002 underwriting account

At the end of the second year

Syndicate 2003

	Notes	at 12 months	Change in calendar year	2002 £000 at 24 months	2001 £000 at 24 months
Syndicate allocated capacity		274,601,915		274,601,915	177,239,887
Gross premiums written (net of brokerage)		202,646,606	122,433,378	325,079,984	193,009,372
Outward reinsurance premiums		(113,374,962)	(32,426,233)	(145,801,195)	(69,941,349)
Net premiums		89,271,644	90,007,145	179,278,789	123,068,023
Reinsurance to close premium received from earlier years of account	7	–	98,482,465	98,482,465	52,597,988
Reinsurance to close premium received from the 2001/(2000) year of account of syndicate 1003	7	–	27,777,106	27,777,106	14,835,330
Gross claims paid		(11,077,629)	(44,939,768)	(56,017,397)	(98,495,046)
Reinsurers' share		2,824,723	12,806,299	15,631,022	60,424,616
Net claims		(8,252,906)	(32,133,469)	(40,386,375)	(38,070,430)
(Loss)/profit on exchange		(24,263)	467,452	443,189	(983,833)
Syndicate operating expenses		(16,076,883)	(5,705,928)	(21,782,811)	(12,856,702)
Balance on technical account		64,917,592	178,894,771	243,812,363	138,590,376
Investment income		957,691	2,636,568	3,594,259	2,700,822
Investment gains less losses		(155,307)	(1,062,020)	(1,217,327)	(313,106)
Investment expenses and charges		(26,356)	(113,643)	(139,999)	(53,357)
Balance on open year	5	65,693,620	180,355,676	246,049,296	140,924,735

2003 underwriting account

At the end of the first year

	Notes	2003 at 12 months £000	2002 at 12 months £000
Syndicate allocated capacity		500,000,000	274,601,915
Gross premiums written (net of brokerage)		341,764,671	202,646,606
Outward reinsurance premiums		(159,999,720)	(113,374,962)
Net premiums		181,764,951	89,271,644
Gross claims paid		(16,934,416)	(11,077,629)
Reinsurers' share		4,032,720	2,824,723
Net claims		(12,901,696)	(8,252,906)
Loss on exchange		(83,029)	(24,263)
Syndicate operating expenses		(27,300,127)	(16,076,883)
Balance on technical account		141,480,099	64,917,592
Investment income		1,120,700	957,691
Investment gains less losses		(478,041)	(155,307)
Investment expenses and charges		(70,487)	(26,356)
Balance on open year	5	142,052,271	65,693,620

Notes to the condensed accounts

1 Basis of Preparation

The accompanying condensed accounts have been extracted from the annual report and syndicate accounts of Syndicate 2003 which have been prepared in accordance with the Lloyd's Syndicate Accounting Rules.

For the 2001 year of account the syndicate placed a qualifying quota share (QQS) reinsurance with syndicate 2600. Figures in these accounts attributed to the syndicate are net of premiums and investment income allocated to Syndicate 2600 and of 2600's contribution to syndicate expenses and the effects of foreign currency translation. These allocations to Syndicate 2600 are calculated at the proportion that the percentage of the QQS bears to the combined capacity of the syndicate and the QQS.

For the open years of account the figures are gross of Syndicate 2600 as that syndicate operates on a funds withheld basis. The effects of the QQS are not deducted until the close of the underwriting year after 36 months.

2 Accounting Policies

Underwriting transactions

Gross premiums are allocated to years of account on the basis of the inception date of the policy. Commission and brokerage are charged to the year of account to which the relevant policy is allocated. Reinsurance premiums ceded are allocated to the appropriate year of account on bases which fairly reflect the allocation of the underlying business being protected. Gross claims paid include internal and external claims settlement expenses and, together with reinsurance recoveries, less amounts provided for in respect of doubtful reinsurers, are attributed to the same year of account as the original premium for the underlying policy. Reinstatement premiums payable in the event of a claim being made are charged to the same year of account as that to which the recovery is credited.

Closed years of account

The underwriting account includes transactions processed through Lloyd's Policy Signing Office, now Xchanging Ins-sure Services Limited, up to the balance sheet date together with an estimate of premiums due but not received based on an examination of past experience and written records of risks. Premiums due to reinsurers are recognised in order to match reinsurance transactions with the related gross premium amounts. Recoveries due from reinsurers are included in order to match reinsurance transactions with the related gross claim amounts.

Open years of account

The underwriting account only includes transactions processed through Lloyd's Policy Signing Office, now Xchanging Ins-sure Services Limited, up to the balance sheet date together with material outstanding reinsurance premiums and recoveries due to and from reinsurers. No recognition is made of any underwriting losses that may arise on open years of account.

Reinsurance to close

Normally each year of account is kept open for three years at the end of which it is closed by reinsurance. The premium for the reinsurance to close is ceded in fixed proportions to the syndicate's next year of account and to its counterpart, parallel syndicate 1003. The premium for this reinsurance to close is determined on the basis of estimated outstanding liabilities and related claims settlement costs (including claims incurred but not reported), net of estimated collectible reinsurance recoveries, relating to the closed year of account and all previous years of account reinsured therein. Ultimate net claims settlements are estimated by the use of statistical projections based on previous claims history and by case-by-case reviews of notified losses. Although the estimate of net outstanding liabilities is considered to be fair and reasonable, it is implicit in the estimation procedure that the ultimate liabilities will be at variance from the premiums so determined.

Investments

Investments are stated at the market value ruling at the balance sheet date. The cost of syndicate investments is deemed to be the aggregate of (i) the value at which those elements of the investment portfolio still held at the current balance sheet date were acquired at the beginning of the year of account, that is at the previous balance sheet value; and (ii) the cost of any new assets acquired during the year and held at the current balance sheet date.

Overseas deposits

Overseas deposits are stated at the market value ruling at the balance sheet date. The cost of investments held within these deposits is determined either on the same basis as for syndicate investments or on the basis of notification received from Lloyd's.

2 Accounting Policies (cont.)

Foreign currency translation

The syndicate maintains four separate currency funds of sterling, euros, US dollars and Canadian dollars. In addition, the syndicate holds euro investments which are translated at year end rates. Items expressed in US dollars and Canadian dollars are normally translated to sterling at the rates of exchange ruling at the balance sheet date. Transactions during the year in other overseas currencies are expressed in sterling at the rates advised by Lloyd's. 'Calendar year movements' shown in the underwriting accounts include exchange differences on retranslating brought forward cumulative information.

In accordance with Lloyd's requirements, US dollar results for a closed year of account are reported to underwriting members in that currency. Consequently, any profit or loss arising after 31 December in respect of those reported amounts is the personal responsibility of underwriting members of that closed year. Where Canadian dollars are bought or released to liquidate a closed year of account after 31 December, any profit or loss arising therefrom is allocated to the year of account into which the liabilities of the closed year have been reinsured. Where US dollars or Canadian dollars are bought or sold in respect of an open year of account, any profit or loss arising is reflected in the underwriting account prepared for that year of account as at the end of the calendar year in which the transaction occurs. However, the profit or loss on sale of US dollars to cover expenses on the closed year of account, effected after 31 December, is attributed to that closed year.

Investment return

The investment return comprises investment income and investment gains less losses, net of investment expenses and charges. The returns on investments arising in a calendar year are generally apportioned to years of account open during the calendar year in proportion to the average funds available for investment on each year of account.

Taxation

No provision has been made for UK taxation on the net underwriting result and investment income. The result for the closed year, net of personal expenses, is accounted to the Members' Services Unit (MSU) of the Corporation of Lloyd's on behalf of the underwriting member.

Under Schedule 20, FA 1993, managing agents are not required to deduct basic rate income tax from trading income, including capital appreciation, of the syndicate. Furthermore, all UK basic rate income tax (20% to 22%) deducted from syndicate investment income is recoverable by the managing agent; therefore, the distribution made to the member is gross of tax.

It remains the responsibility of the member to agree its corporation tax liabilities with the Inland Revenue.

The syndicate is required to fund on account assessments of US dollar and Canadian dollar source income and these amounts are then recovered by reimbursement from the MSU. At the balance sheet date such syndicate fundings are included within sundry debtors. The final assessments are charged direct to the underwriting member by the MSU.

Syndicate operating expenses

Where expenses are incurred by the managing agent or on behalf of the managing agent on the administration of managed syndicates, these expenses are apportioned using varying methods depending on the type of expense. Expenses which are incurred jointly for the agency company and managed syndicates are apportioned between the agency company and the syndicates on bases depending on the amount of work performed, resources used and the volume of business transacted. Syndicate operating expenses are allocated to the year of account for which they are incurred.

3 Financial Investments

	2003 £000 Cost	2003 £000 Market Value	2002 £000 Cost	2002 £000 Market Value
Debt securities and other fixed-income securities	258,470,969	257,952,451	123,957,077	123,924,558

There were no stock lending arrangements outstanding at 31 December 2003 (2002 – nil).

4 Balance on closed year of account

	2003 £000	2002 £000
2001/(2000) year of account loss of account profit before personal expenses:		
Sterling Trust Fund	(16,929,425)	(11,831,581)
US Dollar – LDTF $3,946,288 (2000 – $9,106,506)	(2,204,379)	(5,656,215)
US Dollar – LATF $178,299 (2000 – profit $2,131,117)	(99,862)	1,323,675
Canadian Dollar Trust Fund $8,759,463 (2000 – $1,119,537)	(3,791,976)	(440,763)
	(23,025,642)	(16,604,884)
Personal expenses:		
Other expenses	2,658,598	2,696,263
	2,658,598	2,696,263
2001/(2000) year of account loss after personal expenses and *transfer to members' premium trust funds*	(25,684,240)	(19,301,147)

The result will be collected in US dollars.

Profit commission is not chargeable on the result of the 2001 year of account. Profit commission, when payable, is calculated in accordance with the terms of the applicable agency agreement at 15% of the members' share of the year of account result less personal expenses.

5 Balance on open years of account

	2003 £000	2002 £000
2002/(2001) year of account balance before personal expenses	246,049,296	140,924,735
Personal expenses:		
Other expenses	4,805,534	2,658,598
2002/(2001) year of account balance after personal expenses	241,243,762	138,266,137
2003/(2002) year of account balance before personal expenses	142,052,271	65,693,620
Personal expenses:		
Other expenses	8,645,892	4,805,534
2003/(2002) year of account balance after personal expenses	133,406,379	60,888,086

6 Net premium for the reinsurance to close the 2000 year of account

The calendar year movement reflects the change in exchange rates.

7 Reinsurance premium to close the year of account

	Pure 2001 £000	2001 2000 Reinsured Therein £000	Total at 36 months £000	2000 Total at 36 months £000
2001 and 2000 years of account				
Gross notified outstanding claims	49,199,516	133,864,400	183,063,916	146,631,903
Reinsurance recoveries anticipated	21,779,634	90,063,337	111,842,971	118,741,769
Net notified outstanding claims	27,419,882	43,801,063	71,220,945	27,890,134
Provision for gross claims incurred but not reported	36,074,059	36,422,205	72,496,264	64,867,685
Reinsurance recoveries anticipated	1,085,689	17,175,151	18,261,840	25,324,501
Provision for net claims incurred but not reported	34,987,370	19,247,054	54,234,424	39,543,184
Reinsurance premium to close the 2001 and prior years of account (2000 and prior year of account)	62,407,252	63,048,117	125,455,369	67,433,318

The reinsurance to close premium is payable in fixed proportions of 78.5% and 21.5%, respectively, in favour of the syndicate's own 2002 year of account, in an amount of £98,482,465 and the 2002 year of account of its parallel Syndicate 1003, in an amount of £26,972,904. (The 2001 account comparative was 78% and 22%, respectively, in favour of syndicate 2003 2001 year of account £52,597,988 and Syndicate 1003 2001 year of account £14,835,330.) The reinsurance to close premium includes a provision for future claims handling costs within 'provision for gross claims incurred but not reported'.

8 Segmental Information

	Fire and Other Damage to Property £000	Third Party Liability £000	Marine Aviation and Transport £000	Other Direct £000	Reinsurance Acceptance £000	Total £000
2001 account closed after 36 months						
Risks located in UK	14,612	4,888	5,935	6,223	4,583	36,241
Risks located in EU countries	2,825	1,252	6,811	563	728	12,179
Risks located in other countries	44,448	26,998	38,020	16,498	18,498	144,462
Gross premiums written	61,885	33,138	50,766	23,284	23,809	192,882
Gross claims paid	(49,070)	(28,429)	(50,409)	(25,919)	(14,348)	(178,175)
Gross operating expenses	(4,366)	(2,338)	(3,581)	(1,642)	(1,679)	(13,606)
Reinsurance balance	11,811	6,325	9,689	4,444	4,544	36,813
Estd average rate of commission (%)	19	17	15	13	14	16
2002 open account after 24 months						
Risks located in UK	13,604	9,202	9,807	17,306	7,199	57,118
Risks located in EU countries	6,295	2,158	11,191	1,263	1,438	22,345
Risks located in other countries	88,418	52,604	56,495	12,701	35,399	245,617
Gross premiums written	108,317	63,964	77,493	31,270	44,036	325,080
Gross claims paid	(17,207)	(1,295)	(20,537)	(7,642)	(9,336)	(56,017)
Gross operating expenses	(7,258)	(4,286)	(5,193)	(2,095)	(2,951)	(21,783)
Reinsurance balance	(43,373)	(25,613)	(31,030)	(12,521)	(17,633)	(130,170)
Estd average rate of commission (%)	17	15	15	10	12	14
2003 open account after 12 months						
Risks located in UK	10,172	8,027	13,009	2,627	9,425	43,260
Risks located in EU countries	7,866	3,022	13,608	897	4,233	29,626
Risks located in other countries	84,567	42,538	73,499	10,537	57,738	268,879
Gross premiums written	102,605	53,587	100,116	14,061	71,396	341,765
Gross claims paid	(6,415)	(102)	(6,464)	(375)	(3,578)	(16,934)
Gross operating expenses	(8,196)	(4,281)	(7,997)	(1,123)	(5,703)	(27,300)
Reinsurance balance	(46,824)	(24,455)	(45,689)	(6,417)	(32,582)	(155,967)
Estd average rate of commission (%)	15	14	11	15	12	13

Notes:

1 Gross premiums written have been analysed by reference to the situs of the risk.

2 Gross operating expenses have been allocated to class groups in proportion to their respective gross premium incomes.

3 The reinsurance balance comprises reinsurance recoveries received less outward reinsurance premiums paid and has been allocated to class groups in proportion to their respective gross premium incomes.

4 'Other Direct' business has been further analysed in the table overleaf.

9 Segmental Information – analysis of 'Other Direct' business

	Accident and Health £000	Credit and Surety £000	Legal Expenses £000	Total £000
2001 account closed after 36 months				
Risks located in UK	470	133	5,620	6,223
Risks located in EU countries	185	378	0	563
Risks located in other countries	5,107	8,967	2,424	16,498
Gross premiums written	5,762	9,478	8,044	23,284
Gross claims paid	(7,416)	(6,824)	(11,679)	(25,919)
Gross operating expenses	(407)	(668)	(567)	(1,642)
Reinsurance balance	1,100	1,809	1,535	4,444
Estd average rate of commission (%)	22	13	2	13
2002 open account after 24 months				
Risks located in UK	724	2,681	13,901	17,306
Risks located in EU countries	318	945	0	1,263
Risks located in other countries	6,579	6,122	0	12,701
Gross premiums written	7,621	9,748	13,901	31,270
Gross claims paid	(2,081)	(2,562)	(2,999)	(7,642)
Gross operating expenses	(511)	(653)	(931)	(2,095)
Reinsurance balance	(3,052)	(3,903)	(5,566)	(12,521)
Estd average rate of commission (%)	21	12	1	10
2003 open account after 12 months				
Risks located in UK	559	2,068	0	2,627
Risks located in EU countries	184	713	0	897
Risks located in other countries	3,792	6,745	0	10,537
Gross premiums written	4,535	9,526	0	14,061
Gross claims paid	(227)	(148)	0	(375)
Gross operating expenses	(362)	(761)	0	(1,123)
Reinsurance balance	(2,070)	(4,347)	0	(6,417)
Estd average rate of commission (%)	21	11	0	15

Catlin Group offices

Catlin Group Limited Head Office
Catlin Bermuda
(Catlin Insurance Company Ltd.)
Cumberland House
6th Floor
1 Victoria Street
Hamilton
Bermuda HM 11
Telephone: +1 441 296 0060
Fax: +1 441 296 6016

Postal Address:
P.O. Box HM 1287
Hamilton HMFX
Bermuda

Catlin Group Limited
Registered Office
Reid House
31 Church Street
Hamilton
Bermuda HM12

Catlin Syndicate
Catlin UK
(UK Branch of Catlin Insurance Company Ltd.)
Catlin Underwriting Agencies Limited
3 Minster Court
Mincing Lane
London EC3R 7DD
United Kingdom
Telephone: +44 (0)20 7626 0486
Fax: +44 (0)20 7623 9101

Catlin US
Suite 600
3700 Buffalo Speedway
Houston, Texas 77098
USA
Telephone: +1 713 626 1266
Fax: +1 713 626 7356

Suite 2620
400 Poydras Street
New Orleans, Louisiana 70130
USA
Telephone: +1 504 304 2102
Fax: +1 504 304 2103

Catlin UK
Fourth Floor
183 St Vincent Street
Glasgow G2 5QD
Scotland
United Kingdom
Telephone: +44 (0)141 204 7600
Fax: +44 (0)141 248 6687

1 City Square
Leeds
United Kingdom
LS1 2ES
Telephone: +44 113 300 2038
Fax: +44 113 300 2020

61 Canal Street
Derby
United Kingdom
DE1 2RJ
Telephone: +44 (0)1332 367 100
Fax: +44 (0)1332 361 076

Catlin Singapore
(Catlin Asia Pte Limited)
23 Church Street #09-07/10
Capital Square
Singapore 049481
Telephone: +65 6538 8718
Fax: +65 6557 0012

Catlin Malaysia
(Catlin Labuan Limited)
Suite 15-02
15th Floor, Menara Keck Seng
203 Jalan Bukit Bintang
55100 Kuala Lumpur
Malaysia
Telephone: +60 3 2145 0353
Fax: +60 3 2145 0557

Catlin Germany
(Catlin GmbH)
abc-tower
Ettore-Bugatti-Str. 6-14
Köln 51176
Germany
Telephone: +49 (0)2203 890 3350
Fax: +49 (0)2203 890 3354

Catlin Australia
(Catlin Australia Pty Limited)
Level 25, Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia
Telephone: +61 2 9239 2853
Fax: +61 2 9293 2828